GREIF
BROS. CORPORATION



Positioned for the Future

Serving customers where they do business around the world.

GREIF BROS. CORPORATION (NASDAQ:GBCOA/GBCOB) is the worldwide leader in industrial shipping container products and services. Greif serves a wide range of large to small and multinational to local businesses with a variety of packaging solutions, including corrugated products. The Company also actively manages timberland in the United States and Canada.

The Company has 185 operating locations in over 40 countries. Greif is headquartered in Delaware, Ohio, and has approximately 10,000 employees.

ABOUT THE COVER | Greif is positioned to serve various industries, including agriculture and food, building products, chemical and specialty chemical, petroleum, and manufacturing and industrial products. The Company is achieving its strategic vision through many strengths – as the world leader in providing high-quality products and services to the industrial shipping container market, as a strong niche player in the North American market for containerboard and corrugated products and as an expert manager of timberland to maximize long-term returns.

Vision

GREIF'S FIVE-YEAR VISION STATEMENT | We will achieve superior return on assets while consistently increasing revenue. | We will be viewed as one of the most desirable companies to work for and as one that fosters a work atmosphere in which every employee feels involved. | We will continuously add value to our customer relationships with an emphasis on providing packaging solutions on a global scale. | We will capitalize on our leadership position and pursue profitable growth in the Industrial Shipping Containers business. | We will pursue internal growth in addition to strategic acquisitions to profitably expand the Containerboard & Corrugated Products business. | We will grow our Timber business both in terms of land holdings and revenue generation.

CONTENTS

FINANCIAL HIGHLIGHTS | (U.S. dollars in thousands, except per share amounts)

As of and for the years ended October 31,	2001[1]	2000	1999
Net sales	$ 1,456,000	$ 963,956[2]	$ 853,438[2]
Net income	$ 88,774[3]	$ 75,794	$ 51,373
Basic earnings per share:			
Class A Common Stock	$ 3.14	$ 2.68	$ 1.78
Class B Common Stock	$ 4.70	$ 4.01	$ 2.67
Diluted earnings per share:			
Class A Common Stock	$ 3.14	$ 2.67	$ 1.78
Class B Common Stock	$ 4.70	$ 4.01	$ 2.67
Dividends per share:			
Class A Common Stock	$ 0.54	$ 0.52	$ 0.50
Class B Common Stock	$ 0.80	$ 0.77	$ 0.74
Market price at year-end:			
Class A Common Stock	$ 24.80	$ 32.00	$ 28.50
Class B Common Stock	$ 25.00	$ 30.00	$ 30.00
Working capital	$ 210,677	$ 148,196	$ 145,267
Total assets	$ 1,776,396	$ 939,331	$ 910,986
Long-term debt, including current portion of long-term debt	$ 697,514	$ 235,000	$ 258,000
Shareholders' equity	$ 586,346	$ 542,514	$ 487,982
Cash flows from operating activities	$ 98,865	$ 117,229	$ 71,766
Capital expenditures and acquisitions	$ 445,109	$ 78,833	$ 123,486
Cash dividends paid	$ 15,158	$ 14,619	$ 14,315

(1) Van Leer Industrial Packaging was acquired on March 2, 2001. Accordingly, the 2001 figures include the Van Leer Industrial Packaging operating results since that date (see Note 2 to the Consolidated Financial Statements).

(2) Shipping and handling costs, which were previously included in net sales, have been reclassified to cost of products sold in accordance with EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs."

(3) Includes the effects of a pretax restructuring charge of $11.5 million.



Return on Net Sales
Return on Assets
Return on Equity
15%
12
9
6
3
6.02%
5.74%
10.84%
7.86%
8.19%
14.71%
6.10%
6.54%
15.73%
1999
2000
2001



Basic Earnings Per Share
Class A Common Stock
Class B Common Stock
$5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
$1.78
$2.67
$2.68
$4.01
$3.14
$4.70
1999
2000
2001

Fiscal 2001 was a milestone year for Greif in many respects. We continued to strengthen our Company by delivering on our long-term growth strategy, expanding our global reach, improving our internal operations and increasing our offering of high-quality products and value-added services. Although we faced a challenging operating environment this year, we remained focused on positioning the Company to better serve our customers now and in the future.

| The Van Leer Industrial Packaging acquisition, which was completed in March 2001, will serve as a platform for future growth in our Industrial Shipping Containers business. With the addition of Van Leer, we instantly transformed our Company from the national leader to the global leader in the industry, with the largest product offering of anyone in the business. With a broad-based geographic infrastructure, we now can serve our international customers more fully with a broader range of industrial shipping containers and services.

The integration of Van Leer has been successful and on schedule. Although we have achieved significant synergies through cost cutting and elimination of redundant operations as a result of the acquisition, the acquisition's most important impact on our Company will be its strategic fit in our long-term plans for future global growth. As our customers have consolidated and grown internationally, they are asking more from their suppliers, in terms of product offerings and geographic capabilities. Greif is now more effectively positioned to serve the needs of these customers for the foreseeable future.



We were pleased with the performance of our Containerboard & Corrugated Products business in 2001, especially in comparison with our peer companies. In this business, we have positioned our Company to focus on niche markets where we can provide value-added services as well as high-quality products in areas such as customized corrugated packaging, die-cutting, printing, gluing, specialty applications of corrugated products and multiwall bags. That strategy paid off in 2001, and we believe it will continue to pay off as we grow the business in the future.

In the third year of an aggressive long-term management program to maximize revenue and earnings in our Timber business, we continued to make excellent progress. We are managing our properties better, making them more productive and identifying additional revenue opportunities. During the year, we sold a significant amount of land that did not fit with our growth strategy, and we reinvested the proceeds from those sales in the acquisition of new timberland.

| The Company's business depends on the strength of our customers, whose businesses were negatively affected by the sluggish U.S. economy for the entire year and the slowing worldwide economy during the final months of the fiscal year.

With the benefits from our strategic achievements – the Van Leer acquisition and integration, major timberland transactions and cost-reduction initiatives – the Company reported record net sales and net income for the year.



"We are confident that our strategic vision, combined with the strengths of our businesses and the high quality of our products, services and employees, will deliver outstanding long-term results for our investors."

For the year ended October 31, 2001, net sales were $1.46 billion, compared with $964 million in fiscal 2000. Earnings before interest, income taxes, depreciation, depletion and amortization ("EBITDA") were $266 million, excluding the restructuring charge in the second quarter. This exceeded our expectation of $260 million for fiscal 2001.

Net income in 2001 increased to $89 million, or $3.14 per diluted Class A common share and $4.70 per diluted Class B common share, compared with $76 million, or $2.67 per diluted Class A common share and $4.01 per diluted Class B common share, a year earlier.

Our earnings are a tribute to the efforts of all our employees who dedicated themselves to our company-wide effort to control spending and reduce costs. The hard work of everyone involved in taking costs out of the system has paid off in the short term and will continue to do so in the long term. Most importantly, we have reduced costs by improving productivity and efficiency, thus maintaining the strength and long-term growth potential of our Company.

We are also resolute in our commitment to pay down debt, which increased in the second quarter due to the Van Leer acquisition, as quickly as possible. We made steady progress in this effort during the third and fourth quarters, and we are determined in this objective.

[illegible] | While the coming year stands to be another challenging one, Greif is well-positioned to serve our customers with financial stability in both good and bad times. I would like to thank all of our employees for their hard work during the past challenging year. It is a privilege to work with so many employees who are dedicated totally to improving all facets of our business. The high quality of our employees has always been a key factor in our success. Special recognition goes to the employees who joined us from Van Leer. You have strengthened our Company with your packaging expertise, dedication to quality and extensive knowledge of our markets around the world.




Michael J. Gasser
Chairman and Chief Executive Officer

I also want to thank our shareholders for their ongoing loyalty and support. We are confident that our strategic vision, combined with the strengths of our businesses and the high quality of our products, services and employees, will deliver outstanding long-term results for our investors.

Sincerely,

Michael J. Gasser
Chairman and Chief Executive Officer



- ☐ Industrial Shipping Containers 71%
- ☐ Containerboard & Corrugated Products 26%
- ☐ Timber 3%

NET SALES BY SEGMENT



- ☐ Industrial Shipping Containers 34%
- ☐ Containerboard & Corrugated Products 29%
- ☐ Timber 37%

EBITDA BY SEGMENT
(excluding non-segment amounts)



SEGMENTS/PRODUCTS

Industrial Shipping Containers

Drums – Steel, Fibre, Plastic
Intermediate Bulk Containers
Drum Closure Systems
Steel Pails
Small Plastic Containers
Polycarbonate Water Bottles
Packaging Services and Solutions

Containerboard & Corrugated Products

Containerboard – Recycled Linerboard, Semi-chemical and Recycled Medium
Corrugated Sheets
Corrugated Containers
Corrugated Displays
Corrugated Products for Product and In-transit Protection
Multiwall Bags
Packaging Services and Solutions

Timber

Pine Timber
Land Use Leases

END MARKETS	STRENGTHS	STRATEGIES
Chemical and specialty chemical; petroleum; agriculture and agrochemical; food and beverage; paint, inks and coatings; pharmaceutical	◦ Broad product line ◦ #1 or #2 in major markets and products ◦ Steel and plastics development and testing centers ◦ Global manufacturing footprint to supply multinational customers ◦ Locally responsive to global needs ◦ Packaging solutions – warehousing, inventory management, logistics, reconditioning, drum filling, packaging supplies – through Company resources and network of business partners ◦ Industrial packaging knowledge	◦ Further extend product and service offerings to customers ◦ Leverage full product line and global resources to serve multinational customers ◦ Strategically implement packaging solutions ◦ Optimize manufacturing operations ◦ Exercise price leadership
Corrugated converting; industrial products; automotive; furniture; home and building products; food and beverage; consumer-related goods	◦ Specialty corrugated applications – die-cutting, folding, gluing, color printing, build-ups ◦ Tailored design ◦ Testing services ◦ Low-cost containerboard mills ◦ National presence with regional servicing ◦ Corrugated packaging and paper knowledge	◦ Continue to provide distinctive, value-added corrugated packaging and services ◦ Extend in-transit protection expertise into product protection offerings ◦ Expand sales in multiwall bag business ◦ Continue cost-effective and reliability focus of containerboard mills and corrugated operations
Paper; building products; housing; pilings/poles; recreation; mining	◦ Mature pine timber ◦ Balanced timber growth and harvesting portfolio ◦ Positive timber demand in Company's southeastern U.S. regions ◦ Expertise in timberland management	◦ Focus on long-term value of pine timber ◦ Achieve annual sustainable yield of $30 million ◦ Grow future value through intensive management and regeneration ◦ Practice sustainable forestry initiatives ◦ Sell lands more suited for development ◦ Optimize land uses through recreational leases and other usage fees

Our Reach


North America 69%
Europe 20%
Other 11%

NET SALES BY REGION

Although Greif has long been a leading supplier of industrial shipping containers in North America, many of its major customers have grown and consolidated globally in recent years. Recognizing this fact, Greif has expanded its reach to position itself on a global basis to continue meeting the packaging and shipping needs of multinational customers both now and in the future.

With the acquisition of the Van Leer Industrial Packaging business from Huhtamaki Van Leer Oyj of Finland, Greif nearly doubled its revenue base and expanded its markets worldwide. By bringing together two leading forces in the industry, with a combined total of more than 200 years serving industrial packaging markets, the acquisition created a stronger, broader-based company. The integration of Van Leer's international expertise and the high quality of its management team and employees will be key factors in the Company's ongoing success.

The combination makes Greif the worldwide leader in steel drums, fibre drums and drum closure systems for the industrial shipping container industry. It also broadens the Company's product lines in plastic drums and intermediate bulk containers, while adding new products such as drum closures, steel pails, small plastic containers and polycarbonate water bottles. In addition to North America, Greif now serves the industrial shipping container markets in Europe, Africa, Asia, Australia and South America.

Customers will see significant benefits from the joining of forces of the two companies. As Greif's global infrastructure has grown, so has its ability to serve customers in more locations with a wider range of products and value-added services. The addition of Van Leer's existing global network of manufacturing and sales operations means Greif's multinational customers can now buy their industrial shipping container products from one company, wherever they do business around the world.

Furthermore, providing customers with value-added services to complement these products allows them to spend more time on their own core businesses.

While the rationale for the Van Leer acquisition was based on Greif's vision for growth and strengthening its global position, the integration also has resulted in substantial synergies through improved operating efficiencies, global purchasing economies and cross-selling opportunities. By March 2002, the Company expects to achieve $27.5 million in synergies from the reduction of duplicate staffs, plant consolidations and improved profitability.

The acquisition is a significant step toward achieving Greif's growth strategy, which is based on:

- Providing the broadest product and service offerings in the industrial shipping container industry
- Offering value-added, "one-stop shopping" solutions for customers
- Leveraging a global infrastructure to respond to the needs of multinational customers
- Delivering more products to more customers
- Generating a balanced and globally diversified revenue mix





Van Leer represented a perfect fit with Greif in terms of the Company's corporate cultures, product strengths and dedicated employees. Although revolutionary in the industry, the combination was a natural progression in Greif's evolution to become a global leader. The added strengths, capabilities and infrastructure obtained through the Van Leer acquisition will enable Greif to continue creating additional value and opportunities for customers, shareholders and employees. The acquisition has been an important step toward Greif's vision of being the worldwide leader and capitalizing on that leadership to pursue profitable growth in the industrial shipping container business.

The combination of Greif and Van Leer created the worldwide leader in steel drums as well as fibre drums, with strong market positions in plastic drums and intermediate bulk containers. In addition to North America, Greif now serves growing markets in Europe, Africa, Asia, Australia and South America.

Major global customers in the industrial packaging solutions market today are demanding more from their suppliers – more value-added services, greater global capability, quicker response and increased flexibility.

Industrial
Shippi
Con



In 2001, Greif's Industrial Shipping Containers business underwent a strategic global transformation designed to meet those needs. Today, this business segment operates in more than 40 countries with 145 locations. The Company offers a wide array of industrial containers and value-added services, with strong world-wide market positions in steel, fibre and plastic drums, drum closure systems and intermediate bulk containers.

Over 70 percent of the Company's overall sales come from this segment of its business. For the year, Industrial Shipping Containers achieved net sales of $1 billion, an increase of 112 percent from the previous year. This includes $446 million outside North America for the eight months following the acquisition of Van Leer. EBITDA in fiscal 2001, excluding the second quarter restructuring charge of $11.5 million, was $102 million, including $49 million outside North America. Sales and earnings were affected by the economic slowdown, primarily in North America. However, this impact was lessened by the Company's presence in other world regions.

Cost-cutting initiatives, combined with synergies from the integration of Van Leer, also helped soften the impact of the economic downturn. The Company has begun implementing a major consolidation of its steel drum manufacturing operations in North America and closed facilities in Brazil and Japan that were under-performing. Further cost reductions are expected from the ability to purchase raw materials, such as steel and resin, on a global basis. Management and staff of the combined companies have worked diligently to share best practices and build a global organization that serves customers more effectively and efficiently.

Another benefit from the acquisition was the opportunity to expand Greif's steel drum business to its multi-national chemical customers, which represent a major portion of this segment's business. The Company immediately realized the benefits from its global position by entering into a four-year agreement with Dow Chemical Company to supply its worldwide steel drum

Greif offers customers a wide array of products and value-added services, including plastic drums (left) and steel drums (right), as well as fibre drums, intermediate bulk containers, polycarbonate bottles, steel pails, drum closure systems and various packaging-related services.





needs. The Company is working to initiate as well as renew additional global contracts in the near future. In addition, the acquisition increased Greif's steel drum position in the southern United States where many large chemical and petroleum producers are located.

Industrial Shipping Containers continues to focus on growing the value-added Packaging Solutions portion of its business. By offering a broad range of products and services that complement its traditional container and packaging products, Greif provides a more complete package of solutions for its global customers' needs. Solutions include services, such as drum filling, container leasing, on-site warehousing, inventory management and complete packaging supplies, among others. In addition, sales and manufacturing teams work closely with customers to determine exactly the right package for a specific product. This enables the Company to deliver added value to the customer, build stronger relationships and obtain a greater share of the industrial shipping container business.

As a one-stop supplier of total packaging solutions and value-added services, Greif is well-positioned to continue meeting the needs of customers worldwide. Its goals are to continue increasing its presence in major world markets, grow its Packaging Solutions business internationally and strengthen its relationships with customers to meet a wider range of their packaging needs. Continued standardization of products, cost reductions and completion of the Van Leer integration during 2002 also will help Industrial Shipping Containers achieve its long-term growth goals as a global leader in its business.

Through its commitment to long-term customer loyalty and providing complete packaging solutions, Greif's Containerboard & Corrugated Products segment is strengthening its position to take advantage of future growth opportunities.

Containerboard & Corrugated Products



A customer-oriented focus and diligent efforts to control costs enabled Greif's Containerboard & Corrugated Products segment to maintain its earnings level in fiscal 2001, despite a significant economic decline in the industry.

Demand slowed substantially in both the U.S. and export markets during the year. Net sales for fiscal 2001 were $379 million for this business segment, compared to $428 million the previous year. EBITDA, however, improved to $88 million for the fiscal year, an increase of $2 million from fiscal 2000.

Greif's cost-cutting initiatives, manufacturing flexibility and focus on low-cost mill operations helped to partially offset the effects of the slowdown and the continuous decline in containerboard prices that occurred throughout the year. Additionally, the segment experienced cost savings in raw materials.

Among the highlights of 2001, the new $21 million combination boiler at the Riverville, Virginia, mill reduced fossil fuel usage by approximately 35 percent and offset much of the impact of rising natural gas costs early in the year. The boiler allows byproducts from the manufacturing process to be burned, providing a cost-efficient disposal method.

The Company continued to upgrade equipment and processes at its paper mill in Massillon, Ohio, as part of a targeted effort to improve quality and mill efficiency.

The Company's multiwall bag operations, largely serving the food and agricultural markets, continued to grow. In this business area, Greif obtained certification from the American Institute of Baking, demonstrating

Specialty Service

Greif's Containerboard & Corrugated Products segment offers a broad range of products and value-added services for small and medium-sized customers in niche markets. Products are developed, designed and manufactured to individual customer specifications.





Greif's commitment to food ingredient customers by providing high-quality packaging through a clean operating environment and dedication to safety.

Greif's specialty corrugated business targeted new opportunities in using corrugated materials to protect individual products, borrowing from its expertise in protecting trailer and railcar shipments.

Cost-cutting efforts produced results throughout the entire segment. With an emphasis on right-sizing to operate as efficiently as possible, whether business conditions are good or bad, Containerboard & Corrugated Products underwent a comprehensive examination of all cost areas early in the year. The initiative resulted in a substantial reduction of fixed costs, improved inventory management and a cost-saving approach among employees that remains strong.

Greif's operational flexibility has produced major competitive advantages. For example, during 2001, the Company was able to leverage its assets by integrating more of the mills' output into the Company's converting operations. This allowed the Company to optimize the mill operations during the latter part of the year when demand was weak due to the economy.

Through its commitment to reliability, specialty service and fulfillment, the Containerboard & Corrugated Products business generates long-term customer loyalty. It offers complete solutions for small and medium-sized customers in niche markets that have unique applications and requirements.

Greif's service to the customer extends well beyond just selling a product. It includes development, design and testing services. And, when the customer needs additional packaging materials, Greif obtains required components, provides assembly services and produces packaging kits that make the customer's involvement as simple as possible.

The past year's accomplishments have put Containerboard & Corrugated Products in an excellent position for future profitable growth in its niche markets. It is committed to being an indispensable, highly responsive provider of value-added services and products to customers. Its employees will continue doing what they do best: focusing on high-quality service, strengthening relationships with key customers, reducing costs and enhancing profitability.

Timber

Timber

Since 1999, Greif has followed a forward-looking strategy of aggressively managing its timberland assets as a core business to generate maximum revenue and earnings for the long term. With 275,000 acres of owned timberland in the southeastern United States, the Company is positioned to benefit from these holdings well into the future.



Its strategy includes diligent monitoring and management of the properties throughout the trees' life cycle, regeneration of the timberland by planting seedlings to replace harvested trees, additional revenue sources from ancillary uses of the land, and identification and evaluation of properties to be sold for development.

Net sales from the Timber segment for fiscal 2001 were $38 million, compared with $45 million in fiscal 2000. EBITDA was $112 million, compared with $47 million the previous year.

The Company met its target annual sustainable yield of $30 million for the Timber segment. Other key accomplishments during the year included two major timberland transactions, which reduced hardwood acreage from 81,000 to 16,000. Proceeds from these sales were reinvested in the acquisition of 63,000 acres in southern Louisiana, which is prime land for growing pine trees. The Company's strategy is to increase its investment in southeastern U.S. pine properties that have high growth potential and favorable timber markets. The Louisiana property also evened out the age distribution of the Company's timber, which will help Greif provide a more consistent stream of available trees for the market over the long term.

Now in its third year, Greif's regeneration program continues to become more productive and cost-efficient. The Company planted nearly 8,500 acres of new trees in fiscal 2001, the largest amount of acreage it has planted in a single year. The regeneration schedule, which is intended to replenish trees that are sold in previous years, calls for planting approximately 11,000 acres of seedlings in fiscal 2002 and approximately 21,000 acres the following year.

Greif foresters focus on regeneration and efficient management of the timberland. On a quarterly basis, they meet to evaluate management and regeneration practices. The Company's forestry training program

Greif foresters and regional managers are experts in planting and maintaining timberland and overseeing the harvesting process, which includes thinning the forest (below). Diligent management of Greif's properties throughout the complete tree life cycle enables the Company to generate maximum returns from its land holdings.





helps employees broaden their knowledge and skills in technology and the timber business. A newly installed geographic information system allows real-time monitoring and management of all the Company's timberland.

To supplement revenue from timber and land sales, Greif has become more aggressive in maximizing the revenue it gets from other sources, such as leases for recreational purposes and, to a much lesser extent, mining of coal and minerals. Recreational leases represent a stable source of income that traditionally has been immune to economic cycles.

In addition, the Company continues to work with local real estate professionals to assess which of its properties might be more valuable for sale to developers. Proceeds from the sale of these properties are then reinvested to acquire new timberland.

For the coming year and beyond, Greif's Timber segment will keep implementing its aggressive asset management and regeneration efforts, while identifying more opportunities for revenue enhancement from recreational leases. The Company is committed to becoming more efficient in its timber operations and controlling costs. Regardless of the short-term impact of an uncertain economy on the demand for wood, which is affected by such factors as housing starts and demand for paper products, Greif is managing its timberland assets as a long-term source of profitable returns.

TRENDS IN GROWTH AND FINANCIAL POSITION 1992-2001
(U.S. dollars in thousands, except per share amounts)

As of and for the years ended October 31,

NET SALES



INDUSTRIAL SHIPPING CONTAINERS
CONTAINERBOARD & CORRUGATED PRODUCTS
TIMBER
TOTAL NET SALES
MILLIONS
$1600
1400
1200
1000
800
600
400
200
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Results of Operations

Net sales [1]
- Industrial Shipping Containers
- Containerboard & Corrugated Products
- Timber
  - Total net sales

Net income

Basic earnings per share:
- Class A Common Stock
- Class B Common Stock

Diluted earnings per share:
- Class A Common Stock
- Class B Common Stock

Financial Position

Assets
- Current assets
- Properties, plants and equipment
- Other long-term assets
  - Total assets

Liabilities and shareholders' equity
- Current liabilities
- Long-term debt
- Other long-term liabilities
- Minority interest
- Shareholders' equity
  - Total liabilities and shareholders' equity

Other Data
- Current ratio (current assets to current liabilities)
- Cash flows from operating activities
- Capital expenditures and acquisitions
- Cash dividends paid
- Dividends per share:
  - Class A Common Stock
  - Class B Common Stock

(1) Shipping and handling costs, which were previously included in net sales, have been reclassified to cost of products sold in accordance with EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs."

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
	$272,739	$265,838	$273,652	$301,061	$298,946	$307,813	$420,092	$477,370	$490,909	$1,038,948
	254,490	278,353	330,195	439,668	361,662	368,380	412,360	351,936	428,369	379,302
	3,957	5,297	4,498	6,516	7,376	11,798	13,301	24,132	44,678	37,750
	$531,186	$549,488	$608,345	$747,245	$667,984	$687,991	$845,753	$853,438	$963,956	$1,456,000
	$ 32,448	$ 27,247	$ 37,438	$ 65,268	$ 48,524	$ 22,526	$ 37,441	$ 51,373	$ 75,794	$ 88,774
	$ 1.05	$ 0.88	$ 1.22	$ 2.13	$ 1.68	$ 0.78	$ 1.30	$ 1.78	$ 2.68	$ 3.14
	$ 1.56	$ 1.31	$ 1.81	$ 3.18	$ 2.52	$ 1.17	$ 1.94	$ 2.67	$ 4.01	$ 4.70
	$ 1.05	$ 0.88	$ 1.22	$ 2.13	$ 1.68	$ 0.78	$ 1.29	$ 1.78	$ 2.67	$ 3.14
	$ 1.56	$ 1.31	$ 1.81	$ 3.18	$ 2.52	$ 1.17	$ 1.94	$ 2.67	$ 4.01	$ 4.70
	$183,116	$169,854	$188,342	$197,901	$185,447	$172,918	$258,506	$217,298	$213,143	$ 509,404
	147,788	202,615	221,170	258,855	312,176	337,797	419,785	401,133	435,662	808,837
	28,767	31,210	36,244	43,423	53,797	83,502	200,129	292,555	290,526	458,155
	$359,671	$403,679	$445,756	$500,179	$551,420	$594,217	$878,420	$910,986	$939,331	$1,776,396
	$ 29,815	$ 31,658	$ 42,944	$ 49,161	$ 50,680	$ 60,408	$ 98,235	$ 72,031	$ 64,947	$ 298,727
	768	28,015	27,966	14,101	22,748	43,648	235,000	258,000	235,000	654,374
	19,044	19,242	24,426	35,768	42,967	51,190	85,083	92,973	96,870	236,389
	—	—	—	—	—	—	—	—	—	560
	310,044	324,764	350,420	401,149	435,025	438,971	460,102	487,982	542,514	586,346
	$359,671	$403,679	$445,756	$500,179	$551,420	$594,217	$878,420	$910,986	$939,331	$1,776,396
	6.1:1	5.4:1	4.4:1	4.0:1	3.7:1	2.9:1	2.6:1	3.0:1	3.3:1	1.7:1
	$ 42,567	$ 49,475	$ 48,049	$ 85,820	$ 81,906	$ 40,115	$ 76,862	$ 71,766	$117,229	$ 98,865
	$ 43,406	$ 74,521	$ 40,682	$ 61,066	$ 74,679	$ 77,314	$224,565	$123,486	$ 78,833	$ 445,109
	$ 8,561	$ 9,176	$ 9,139	$ 12,180	$ 13,740	$ 17,208	$ 13,756	$ 14,315	$ 14,619	$ 15,158
	$ 0.28	$ 0.30	$ 0.30	$ 0.40	$ 0.48	$ 0.60	$ 0.48	$ 0.50	$ 0.52	$ 0.54
	$ 0.41	$ 0.44	$ 0.44	$ 0.59	$ 0.71	$ 0.89	$ 0.71	$ 0.74	$ 0.77	$ 0.80

CONSOLIDATED STATEMENTS OF INCOME | (U.S. dollars in thousands, except per share amounts)

For the years ended October 31,	2001	2000	1999
Net sales	$1,456,000	$963,956	$853,438
Gain on sale of timberland	79,663	9,255	4,541
Other income, net	6,358	4,872	10,441
	1,542,021	978,083	868,420
Cost of products sold	1,152,616	737,486	675,084
Selling, general and administrative expenses	204,716	128,301	112,995
Restructuring costs	11,534	—	—
Interest expense, net	45,149	11,842	12,983
	1,414,015	877,629	801,062
Income before income taxes, minority interest in income of consolidated subsidiaries and equity in earnings of affiliates	128,006	100,454	67,358
Income taxes	48,514	38,027	26,740
Income before minority interest in income of consolidated subsidiaries and equity in earnings of affiliates	79,492	62,427	40,618
Minority interest in income of consolidated subsidiaries	(594)	—	—
Equity in earnings of affiliates	9,876	13,367	10,755
Net income	$ 88,774	$ 75,794	$ 51,373
Basic earnings per share:			
Class A Common Stock	$ 3.14	$ 2.68	$ 1.78
Class B Common Stock	$ 4.70	$ 4.01	$ 2.67
Diluted earnings per share:			
Class A Common Stock	$ 3.14	$ 2.67	$ 1.78
Class B Common Stock	$ 4.70	$ 4.01	$ 2.67

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS | (U.S. dollars in thousands)

As of October 31,	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 29,720	$ 13,388
Trade accounts receivable – less allowance of $10,596 ($2,293 in 2000)	282,982	119,645
Income tax receivable	—	14,343
Inventories	123,363	42,741
Deferred tax asset	9,697	2,216
Net assets held for sale	12,530	8,495
Prepaid expenses and other	51,112	12,315
	509,404	213,143
Long-term assets		
Goodwill – less amortization	236,623	136,284
Other intangible assets	33,179	1,816
Investment in affiliates	144,071	136,374
Other long-term assets	44,282	16,052
	458,155	290,526
Properties, plants and equipment – at cost		
Timber properties – less depletion	74,851	21,518
Land	81,048	12,330
Buildings	235,980	133,591
Machinery and equipment	689,637	521,685
Capital projects in progress	43,200	23,354
	1,124,716	712,478
Accumulated depreciation	(315,879)	(276,816)
	808,837	435,662
	$1,776,396	**$ 939,331**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 107,277	$ 42,855
Accrued payrolls and employee benefits	20,529	11,216
Income tax payable	5,778	—
Restructuring reserves	15,109	—
Short-term borrowings	16,533	—
Current portion of long-term debt	43,140	—
Other current liabilities	90,361	10,876
	298,727	64,947
Long-term liabilities		
Long-term debt	654,374	235,000
Deferred tax liability	124,346	58,895
Postretirement benefit liability	50,028	20,095
Other long-term liabilities	62,015	17,880
	890,763	331,870
Minority interest	560	—
Shareholders' equity		
Common stock, without par value	10,446	10,383
Treasury stock, at cost	(58,812)	(57,894)
Retained earnings	671,917	598,301
Accumulated other comprehensive loss	(37,205)	(8,276)
	586,346	542,514
	$1,776,396	**$ 939,331**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS | (U.S. dollars in thousands)

For the years ended October 31,	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 88,774	$ 75,794	$ 51,373
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	81,507	45,222	42,360
Equity in earnings of affiliates, net of dividends received	(7,007)	(10,976)	(10,755)
Minority interest in income of consolidated subsidiaries	560	—	—
Deferred income taxes	29,127	13,548	15,815
Gain on disposals of properties, plants and equipment, net	(84,661)	(502)	(7,962)
Increase (decrease) in cash from changes in certain assets and liabilities, net of effects from acquisitions:			
Trade accounts receivable	(7,613)	5,109	(21,578)
Inventories	23,526	7,965	11,046
Prepaid expenses and other	24,243	1,955	2,846
Other long-term assets	(4,052)	6,579	2,597
Accounts payable	(15,734)	(1,628)	3,534
Accrued payrolls and employee benefits	(776)	1,062	307
Income tax payable	(789)	(14,343)	(1,968)
Restructuring reserves	(4,241)	(5,157)	(23,882)
Other current liabilities	(27,756)	(1,361)	110
Postretirement benefit liability	3,315	(1,059)	591
Other long-term liabilities	442	(4,979)	7,332
Net cash provided by operating activities	98,865	117,229	71,766
Cash flows from investing activities:			
Acquisitions of companies, net of cash acquired	(312,892)	—	(74,233)
Disposals of investments in government securities	—	5,314	1,340
Purchases of properties, plants and equipment	(132,217)	(78,833)	(49,253)
Proceeds on disposals of properties, plants and equipment	92,403	4,672	18,874
Net cash used in investing activities	(352,706)	(68,847)	(103,272)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	760,000	—	54,500
Payments on long-term debt	(464,542)	(23,000)	(31,500)
Payments on short-term borrowings	(7,062)	—	—
Acquisitions of treasury stock	(924)	(4,968)	(11,102)
Exercise of stock options	69	190	291
Dividends paid	(15,158)	(14,619)	(14,315)
Net cash provided by (used in) financing activities	272,383	(42,397)	(2,126)
Effects of exchange rates on cash	(2,210)	(1,532)	1,238
Net increase (decrease) in cash and cash equivalents	16,332	4,453	(32,394)
Cash and cash equivalents at beginning of year	13,388	8,935	41,329
Cash and cash equivalents at end of year	**$ 29,720**	**$ 13,388**	**$ 8,935**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars and shares in thousands, except per share amounts)

	Capital Stock Shares	Capital Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Share-holders' Equity
As of November 1, 1998	22,911	$ 9,936	15,510	$(41,858)	$500,068	$ (8,044)	$460,102
Net income					51,373		51,373
Other comprehensive income – foreign currency translation						1,633	1,633
Comprehensive income							53,006
Dividends paid (Note 8):							
Class A – $0.50					(5,435)		(5,435)
Class B – $0.74					(8,880)		(8,880)
Treasury shares acquired	(396)		396	(11,102)			(11,102)
Stock options exercised	12	271	(12)	20			291
As of October 31, 1999	22,527	$10,207	15,894	$(52,940)	$537,126	$ (6,411)	$487,982
Net income					75,794		75,794
Other comprehensive income – foreign currency translation						(1,865)	(1,865)
Comprehensive income							73,929
Dividends paid (Note 8):							
Class A – $0.52					(5,492)		(5,492)
Class B – $0.77					(9,127)		(9,127)
Treasury shares acquired	(163)		163	(4,968)			(4,968)
Stock options exercised	7	176	(7)	14			190
As of October 31, 2000	22,371	$10,383	16,050	$(57,894)	$598,301	$ (8,276)	$542,514
Net income					88,774		88,774
Other comprehensive income:							
– foreign currency translation						(13,102)	(13,102)
– interest rate swaps						(13,071)	(13,071)
– minimum pension liability adjustment						(2,756)	(2,756)
Comprehensive income							59,845
Dividends paid (Note 8):							
Class A – $0.54					(5,683)		(5,683)
Class B – $0.80					(9,475)		(9,475)
Treasury shares acquired	(35)		35	(924)			(924)
Stock options exercised	3	63	(3)	6			69
As of October 31, 2001	**22,339**	**$10,446**	**16,082**	**$(58,812)**	**$671,917**	**$(37,205)**	**$586,346**

See accompanying Notes to Consolidated Financial Statements.

Note 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Business

Greif Bros. Corporation and its subsidiaries (the "Company") principally manufacture industrial shipping containers and containerboard and corrugated products that it sells to customers in many industries throughout the world. In March 2001, the Company acquired Van Leer Industrial Packaging (see Note 2), which significantly increased the operations of the Company. The Company has 185 operating locations in over 40 countries. In addition, the Company owns timber properties, primarily in the southeastern United States, which are harvested and regenerated.

Due to the variety of its products, the Company has many customers buying different types of its products and, due to the scope of the Company's sales, no one customer is considered principal in the total operation of the Company.

Because the Company supplies a cross section of industries, such as chemicals, food products, petroleum products, pharmaceuticals and metal products, and must make spot deliveries on a day-to-day basis as its products are required by its customers, the Company does not operate on a backlog to any significant extent and maintains only limited levels of finished goods. Many customers place their orders weekly for delivery during the week.

The Company's raw materials are principally pulpwood, waste paper for recycling, paper, steel and resins.

There are approximately 10,000 employees of the Company at October 31, 2001.

Basis of Consolidation

The Consolidated Financial Statements include the accounts of Greif Bros. Corporation and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimates are related to the allowance for doubtful accounts, expected useful lives assigned to properties, plants and equipment, goodwill and other intangible assets, restructuring reserves, postretirement benefits, income taxes and contingencies. Actual amounts could differ from those estimates.

Revenue Recognition

In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 further defines the basic principles of revenue recognition and was adopted by the Company during 2001. The Company recognizes revenue when title passes to customers or services have been rendered, with appropriate provision for returns and allowances. The adoption of SAB No. 101 did not have a material effect on the Company's financial statements.

Shipping and Handling Fees and Costs

The Emerging Issues Task Force ("EITF") reached a consensus in September 2000 that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenues earned for the goods provided and should be classified as revenue. The EITF also concluded that the classification of shipping and handling costs is an accounting policy decision. In accordance with EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company includes shipping and handling costs in cost of products sold. Prior to the issuance of EITF No. 00-10, the Company's shipping and handling costs were netted in net sales. All prior period amounts have been reclassified to conform to EITF No. 00-10. The adoption of EITF No. 00-10 had no effect on reported net income.

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." In accordance with this statement, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as measured by enacted tax rates that are expected to be in effect in the periods which the deferred tax liabilities and assets are expected to be settled or realized.

Cash and Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Included in these amounts are repurchase agreements of $1.9 million in 2001 ($3.6 million in 2000).

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of trade accounts receivable. Such credit risk is considered by management to be limited due to the Company's many customers, none that are considered principal in the total operations of the Company, doing business in a variety of industries throughout the world.

Inventories

Inventories are stated at the lower of cost or market, principally on the last-in, first-out basis in the United States and on the first-in, first-out basis in other parts of the world. The inventories are comprised as follows at October 31 (U.S. dollars in thousands):

	2001	2000
Finished goods	$ 40,881	$ 16,494
Raw materials and work-in-process	120,510	63,630
	161,391	80,124
Reduction to state inventories on last-in, first-out basis	(38,028)	(37,383)
	$123,363	$ 42,741

Properties, Plants and Equipment

Depreciation on properties, plants and equipment is provided on the straight-line method over the estimated useful lives of the assets as follows:

	Years
Buildings	30 – 45
Machinery and equipment	3 – 19

Depreciation expense was $63.8 million in 2001, $37.3 million in 2000 and $35.2 million in 1999. Expenditures for repairs and maintenance are charged to expense as incurred.

Depletion on timber properties is computed on the basis of cost and the estimated recoverable timber acquired.

When properties are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and related allowance accounts. Gains or losses are credited or charged to income as incurred.

Net Assets Held for Sale

Net assets held for sale represent land, buildings and land improvements less accumulated depreciation for locations that have been closed. As of October 31, 2001 and 2000, there were 14 and 12 locations held for sale, respectively. The net sales and loss before income tax benefit of these locations were $35.6 million and $0.8 million, respectively, during 2001. The net sales and loss before income tax benefit of these locations were $16.0 million and $2.6 million, respectively, during 2000. The effect of suspending depreciation on the facilities held for sale is immaterial to the results of operations. The net assets held for sale have been listed for sale, and it is the Company's intention to complete the sales within the upcoming year.

Internal Use Software

Internal use software is accounted for under Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Internal use software is software that is acquired, internally developed or modified solely to meet the entity's needs and for which, during the software's development or modification, a plan does not exist to market the software externally. Costs incurred to develop the software during the application development stage, upgrades and enhancements that provide additional functionality are capitalized.

Goodwill and Other Intangible Assets

Goodwill is amortized on a straight-line basis over 15- or 25-year periods. The cost of acquired intangible assets is amortized on a straight-line basis over their estimated economic lives of 2 to 25 years. The weighted average period of goodwill and intangible assets amortization is 21 years. Amortization expense was $13.1 million in 2001, $7.0 million in 2000 and $6.5 million in 1999. Accumulated amortization was $31.2 million at October 31, 2001 ($18.1 million at October 31, 2000).

The Company's policy is to periodically review its goodwill, other intangible assets and other long-lived assets based upon the evaluation of such factors as the occurrence of a significant adverse event or change in the environment in which the business operates, or if the expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset. An impairment loss would be recorded in the period such determination is made based on the fair value of the related businesses.

Derivative Financial Instruments

On November 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements require that all derivatives be recorded in the balance sheet as either assets or liabilities and measured at fair value. The accounting for changes in fair value of the derivative depends on the intended use of the derivative and the resulting designation.

The Company enters into interest rate swap agreements for the purpose of hedging its exposure to fluctuations in interest rates. Under SFAS No. 133, the Company's interest rate swap contracts are considered cash flow hedges. The interest rate swap contracts were entered into to assist the Company in its management of exposure to variable rate debt. The differentials payable or receivable under these agreements are recorded as an adjustment to interest expense and are included in interest receivable or payable. An asset or liability is recorded on the Company's balance sheet for the fair value of the interest rate swap agreements. A corresponding charge or credit is reflected, net of tax, in other comprehensive income (loss).

The Company enters into foreign currency forward contracts to hedge certain short-term intercompany loan transactions with its foreign businesses. Such contracts limit the Company's exposure to both favorable and unfavorable currency fluctuations. These contracts are adjusted to reflect market value as of each balance sheet date, with the resulting changes in fair value being recognized in other income, net.

Foreign Currency Translation

In accordance with SFAS No. 52, "Foreign Currency Translation," the assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rate of exchange existing at year-end and revenues and expenses are translated at the average monthly exchange rates.

The cumulative translation adjustments, which represent the effects of translating assets and liabilities of the Company's foreign operations, are presented in the Consolidated Statements of Changes in Shareholders' Equity in "Accumulated Other Comprehensive Income (Loss)." The transaction gains and losses included in income are immaterial.

The functional currency for foreign operations in highly inflationary economies is the U.S. dollar, and any gains or losses are credited or charged to income.

Earnings Per Share

The Company has two classes of common stock and, as such, applies the "two-class method" of computing earnings per share as prescribed in SFAS No. 128, "Earnings Per Share." In accordance with the statement, earnings are allocated first to Class A and Class B Common Stock to the extent that dividends are actually paid and the remainder allocated assuming all of the earnings for the period have been distributed in the form of dividends.

The following is a reconciliation of the shares used to calculate basic and diluted earnings per share:

For the years ended October 31,	2001	2000	1999
Class A Common Stock:			
Basic earnings per share	10,523,476	10,557,935	10,882,081
Assumed conversion of stock options	26,603	41,600	19,229
Diluted earnings per share	10,550,079	10,599,535	10,901,310
Class B Common Stock:			
Basic and diluted earnings per share	11,842,656	11,852,602	11,989,605

There are 1,172,248 options that are antidilutive for 2001 (370,090 for 2000 and 496,789 for 1999).

Environmental Cleanup Costs

The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernable. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. The Company's estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2001 presentation.

Recent Accounting Standards

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires use of the purchase method for business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized, but instead be periodically reviewed for impairment. The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. However, earlier application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued previously. In all cases, the provisions of SFAS No. 142 shall be initially applied at the beginning of a fiscal year.

The application of the non-amortization provisions of SFAS No. 142 will increase net income of the Company upon adoption. The effect of the non-amortization provisions of SFAS No. 142 on net income is subject to finalization of the allocation of the purchase price for the Van Leer Industrial Packaging acquisition (see Note 2) including further evaluation of all intangible assets in relation to the provisions of SFAS No. 142.

At this time, the effect of the impairment provisions provided by SFAS No. 142 is not known. The Company is evaluating the possibility of early adoption of SFAS No. 142 in fiscal 2002.

Note 2 – ACQUISITIONS AND OTHER INVESTMENTS

Van Leer Industrial Packaging Acquisition

On March 2, 2001, pursuant to the terms of a Share Purchase Agreement dated October 27, 2000, as amended on January 5 and February 28, 2001, between the Company and Huhtamaki Van Leer Oyj, a Finnish corporation ("Huhtamaki"), the Company acquired all of the issued share capital of Royal Packaging Industries Van Leer N.V., a Dutch limited liability company, Huhtamaki Holdings do Brasil Ltda., a Brazilian limited liability company, Van Leer France Holding S.A.S., a French limited liability company, Van Leer Containers, Inc., a U.S. corporation, and American Flange & Manufacturing Co., Inc., a U.S. corporation (collectively, "Van Leer Industrial Packaging"). Van Leer Industrial Packaging is a worldwide provider of industrial packaging and components, including steel, fibre and plastic drums, polycarbonate water bottles, intermediate bulk containers and closure systems, with operations in over 40 countries.

As consideration for the shares of Van Leer Industrial Packaging, the Company paid $555.0 million, less the amount of Van Leer Industrial Packaging's debt and certain other obligations ($206.4 million) as of the closing date. In addition, the Company paid $15.0 million in legal and professional fees related to the acquisition. The acquisition was funded by long-term debt borrowed against a $900 million Senior Secured Credit Agreement (see Note 6).

The acquisition of Van Leer Industrial Packaging, included in operating results from the acquisition date, was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets purchased and liabilities assumed based upon their fair values at the date of acquisition. The fair values of the assets acquired and the liabilities assumed were $642.7 million and $423.9 million, respectively. The final allocation of the purchase price may differ due to additional refinements in the fair values of the net assets acquired. Identifiable intangible assets, with a combined fair value of $34.1 million, including the Van Leer trademark, Tri-Sure Closures trademarks, patents and other proprietary information, and certain noncompete agreements, have been recorded. The excess of the purchase price over the fair values of the net tangible and intangible assets acquired of $110.7 million was recorded as goodwill.

The goodwill is being amortized on a straight-line basis over 25 years based on consideration regarding the age of the acquired companies, their customers and the risk of obsolescence of their products. The intangible assets are being amortized on a straight-line basis over their estimated economic lives of 2 to 25 years.

Abzac-Greif Investment

During June 1999, Greif Bros. Canada Inc., a wholly owned Canadian subsidiary of the Company, exchanged its spiral core manufacturing assets with Abzac S.A., a privately held company in France ("Abzac"), for a 49% equity interest in Abzac's fibre drum business (known as "Abzac-Greif"). The effective date of the transaction was January 1, 1999. The investment in Abzac-Greif of $2.0 million has been recorded using the equity method of accounting.

Great Lakes and Trend Pak Acquisitions

On April 5, 1999, the Company purchased the common stock of Great Lakes Corrugated Corp. ("Great Lakes") and Trend Pak, Inc. ("Trend Pak") from their shareholders for $20.8 million in cash. In addition, the Company paid $0.1 million in legal and professional fees related to the acquisition.

The acquisitions of Great Lakes and Trend Pak, included in operating results from the acquisition date, were accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets purchased and liabilities assumed based upon their fair values at the date of acquisition. The fair values of the assets acquired and liabilities assumed were $14.8 million and $5.9 million, respectively. The excess of the purchase price over the fair values of the net assets acquired of $12.0 million was recorded as goodwill. The goodwill is being amortized on a straight-line basis over 15 years based on consideration regarding the age of the acquired businesses, their customers and the risk of obsolescence of their products.

Intermediate Bulk Containers ("IBC") Acquisition

On January 11, 1999, the Company purchased the assets of the IBC business from Sonoco Products Company ("Sonoco") for $38.0 million in cash. In addition, the Company paid $0.2 million in legal and professional fees related to the acquisition. Prior to the acquisition date, and subsequent to March 30, 1998, the Company marketed and sold IBCs under a distributorship agreement with Sonoco.

The acquisition of the IBC business, included in operating results from the acquisition date, was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets purchased and liabilities assumed based upon their fair values at the date of acquisition. The fair values of the assets acquired and liabilities assumed were $15.7 million and $1.3 million, respectively. The excess of the purchase price over the fair values of the net assets acquired of $23.8 million was recorded as goodwill. The goodwill is being amortized on a straight-line basis over 25 years based on consideration regarding the age of the acquired business, its customers and the risk of obsolescence of its products.

CorrChoice Joint Venture

On November 1, 1998, the Company entered into a Joint Venture Agreement with RDJ Holdings Inc. ("RDJ") and a minority shareholder of a subsidiary of Ohio Packaging Corporation (the "Minority Shareholder") to form CorrChoice, Inc. ("CorrChoice"). Pursuant to the terms of the Joint Venture Agreement, the Company contributed all of its stock of Michigan Packaging Company ("Michigan Packaging") and Ohio Packaging Corporation ("Ohio Packaging") in exchange for a 63.24% ownership interest in CorrChoice. RDJ and the Minority Shareholder contributed all of their stock of Ohio Packaging and its subsidiaries in exchange for a 36.76% ownership interest in CorrChoice. The contribution of the Michigan Packaging stock and the Ohio Packaging stock was recorded by the Company at book value with no gain or loss recognized in accordance with EITF No. 86-29, "Nonmonetary Transactions: Magnitude of Boot and the Exceptions to the Use of Fair Value."

In connection with the closing of the CorrChoice joint venture, the Company and RDJ entered into a voting agreement that enables the Company and RDJ to be equally represented on CorrChoice's Board of Directors. As such, the Company does not control CorrChoice. Therefore, in accordance with accounting principles generally accepted in the United States, the Company has recorded its investment in CorrChoice using the equity method of accounting.

Prior to the formation of the CorrChoice joint venture, the Company accounted for its investment in Ohio Packaging's non-voting stock under the cost method of accounting because the Company did not have significant influence over the operations of Ohio Packaging. Because the Company's investment in the common stock of Ohio Packaging that previously was accounted for by the cost method became qualified for use of the equity method (through the Company's ownership interest in CorrChoice), effective November 1, 1998 the Company's investment in Ohio Packaging, results of operations and retained earnings were retroactively restated in the Company's 1999 Annual Report in accordance with Accounting Principles Board Opinion ("APBO") No. 18, "The Equity Method of Accounting for Investments in Common Stock."

Pro Forma Information

The following pro forma (unaudited) information assumes that the Van Leer Industrial Packaging acquisition had occurred on November 1, 1999 (U.S. dollars in thousands, except per share amounts):

For the years ended October 31,	2001	2000
Net sales	$1,745,921	$1,914,846
Net income	$ 75,433	$ 73,058
Basic earnings per share:		
Class A Common Stock	$ 2.67	$ 2.58
Class B Common Stock	$ 4.00	$ 3.86
Diluted earnings per share:		
Class A Common Stock	$ 2.67	$ 2.57
Class B Common Stock	$ 4.00	$ 3.86

The amounts reflect adjustments for interest expense related to the debt issued for the purchase, amortization of goodwill and other intangible assets, and depreciation expense on the revalued properties, plants and equipment.

The pro forma information, as presented above, is not necessarily indicative of the results which would have been obtained had the transaction occurred on November 1, 1999, nor are they necessarily indicative of future results.

Note 3 – INVESTMENT IN AFFILIATES

The Company has investments in CorrChoice (63.24%), Abzac-Greif (49%), Socer-Embalagens, Lda. (25%) and Balmer Lawrie-Van Leer (40.06%) that are accounted for on the equity method. The Company's share of earnings of these affiliates is included in income as earned. The Company received dividends from affiliates of $2.9 million in 2001 and $2.4 million in 2000.

The difference between the cost basis of the Company's investment in the underlying equity of affiliates of $4.8 million at October 31, 2001 ($5.2 million at October 31, 2000) is being amortized over 15 years.

The summarized unaudited financial information below represents the combined financial position and results of the Company's unconsolidated affiliates accounted for by the equity method (U.S. dollars in thousands):

As of and for the years ended October 31,	2001	2000	1999
Current assets	$140,752	$127,106	$118,821
Long-term assets	$108,639	$102,901	$ 97,225
Current liabilities	$ 16,489	$ 14,653	$ 19,501
Long-term liabilities	$ 11,266	$ 8,790	$ 8,238
Net sales	$282,277	$299,086	$251,638
Gross profit	$ 45,444	$ 54,399	$ 43,433
Operating income	$ 28,338	$ 34,590	$ 31,090
Net income	$ 18,606	$ 22,964	$ 17,570

Note 4 – TIMBERLAND TRANSACTIONS

Sale of Timber Properties

In December 2000, the Company sold certain hardwood timberland for $44.4 million. As such, the Company recognized a gain of $43.0 million during the first quarter of 2001 related to this transaction. In a related agreement, the Company sold other hardwood timberland for $30.0 million in March 2001, and recognized an additional gain of $27.7 million during the second quarter of 2001.

A total of approximately 65,000 acres of timber properties situated in Arkansas, Mississippi and Louisiana were sold as a result of these transactions.

Purchase of Timber Properties

In December 2000, the Company purchased certain pine timberland for $42.8 million. In a related agreement, the Company purchased other pine timberland for $43.1 million in March 2001.

A total of approximately 63,000 acres of timber properties situated in Louisiana were purchased as a result of these transactions.

Note 5 – RESTRUCTURING RESERVES

During the second quarter of 2001, the Company approved a plan to consolidate some of its locations in order to eliminate duplicate facilities caused by the Van Leer Industrial Packaging acquisition and improve operating efficiencies and capabilities. The plan was the result of an in-depth study to determine whether certain locations should be closed and the sales and manufacturing volume associated with such plants relocated to a different facility. Six existing Company-owned plastic drum and steel drum plants were identified to be closed. These plants are located in North America. In addition, certain redundant administrative functions are being eliminated. As a result of this plan, during the second quarter of 2001, the Company recognized a pretax restructuring charge of $11.5 million, consisting of $8.0 million in employee separation costs (approximately 400 employees) and a $3.5 million loss on disposal of equipment and facilities. The Company is planning to sell its six owned facilities. The Company expects to complete these restructuring activities during the first half of 2002. Subsequent to the recognition of the restructuring charge, the Company has and will continue to incur additional costs to relocate machinery and equipment and employees upon the closure of these plants. The amounts charged against this restructuring reserve during the period ended October 31, 2001 are as follows (U.S. dollars in thousands):

	Beginning Balance	Activity	Ending Balance
Cash charges:			
Employee separation costs	$ 8,000	$4,009	$3,991
Cash and non-cash charges:			
Other exit costs	3,534	3,222	312
	$11,534	$7,231	$4,303

As of October 31, 2001, there were a total of 170 employees that had been terminated and provided severance benefits under this restructuring plan.

In addition, in connection with the 2001 acquisition of Van Leer Industrial Packaging from Huhtamaki and the consolidation plan, five facilities purchased as part of the acquisition have been or will be closed. Four of these facilities are Company-owned and one is leased. The facilities are located in North America, South America, United Kingdom and Asia Pacific. In addition, certain redundant administrative functions will be eliminated. Accordingly, the Company recognized a $19.7 million restructuring liability in its purchase price allocation related to these locations. This liability was accounted for under EITF No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." The liability consisted of $16.5 million in employee separation costs (approximately 375 employees), $0.9 million in lease termination costs and $2.3 million in other exit costs. The Company is planning to sell the four Company-owned facilities. The lease will be terminated on the remaining facility. The amounts charged against this restructuring reserve during the period ended October 31, 2001 are as follows (U.S. dollars in thousands):

	Balance at Acquisition	Activity	Ending Balance
Cash charges:			
Employee separation costs	$16,480	$6,962	$ 9,518
Cash and non-cash charges:			
Other exit costs	3,203	1,915	1,288
	$19,683	$8,877	$10,806

As of October 31, 2001, there were a total of 180 employees that had been terminated and provided severance benefits under this restructuring plan.

Note 6 - LONG-TERM DEBT

On March 2, 2001, the Company and Greif Spain Holdings, S.L. entered into a $900 million Senior Secured Credit Agreement with a syndicate of lenders, and Merrill Lynch & Co. and KeyBank National Association, as co-agents. A portion of the proceeds from the Senior Secured Credit Agreement was used to fund the Van Leer Industrial Packaging acquisition and to refinance amounts outstanding under the Company's then existing revolving credit facility (as described below). The Senior Secured Credit Agreement provides for three term loans, a $150 million U.S. Dollar Term Loan A, a $200 million Euro Term Loan A and a $400 million U.S. Dollar Term Loan B, and a $150 million revolving multicurrency credit facility. The revolving multicurrency credit facility is available for working capital and general corporate purposes.

The Term Loan A (both U.S. Dollar and Euro) and Term Loan B amortize quarterly through the maturity dates of February 28, 2006 and February 29, 2008, respectively. The revolving multicurrency credit facility matures on February 28, 2006. The Company is required to pay a commitment fee each quarter equal to 0.375% to 0.500% of the total unused revolver commitment amount, based upon the Company's leverage ratio. Interest is based on either a LIBOR rate or an alternative base rate that resets periodically plus a calculated margin amount. The amounts outstanding, as well as the base rates and margins, at October 31, 2001, are as follows (U.S. dollars and euros in thousands):

	Amount	Base Rate	Margin
Term Loan A (U.S. Dollar)	$131,526	2.27%	2.50%
Term Loan A (Euro)	€187,660	3.59%	2.50%
Term Loan B	$377,256	2.27%	3.25%
Multicurrency revolver	$ 20,000	2.34%	2.50%

As of October 31, 2001, the Company had $696.3 million outstanding under the Senior Secured Credit Agreement with a weighted average interest rate of 5.50%.

As part of the Senior Secured Credit Agreement, the Company incurred financing fees of $16.3 million. The amount has been deferred and is being amortized over the life of the agreement of six years. The charge is recorded in interest expense.

The Senior Secured Credit Agreement contains certain covenants, including financial covenants that require the Company to maintain a certain leverage ratio, sufficient coverage of interest expense and fixed charges, and a minimum net worth. In addition, the Company is limited with respect to the incurrence of additional debt. The repayment of this facility is secured by a first lien on substantially all of the personal property and certain of the real property of the Company. Standard & Poor's and Moody's Investors Service have assigned a "BB" rating and a "Ba3" rating, respectively, both with favorable outlook, to the loan obligations of the Company under the Senior Secured Credit Agreement. At October 31, 2001, the Company was in compliance with these covenants.

The $150 million revolving multicurrency credit facility may also be used to issue letters of credit. At October 31, 2001, the Company had outstanding $13.0 million in letters of credit under the credit agreement. The quarterly fronting fee related to these letters of credit is 0.125% of the outstanding amount plus a calculated margin (2.50% at October 31, 2001) for the use of this facility.

In addition to the amounts borrowed against the Senior Secured Credit Agreement, the Company had outstanding debt of $17.7 million, comprised of $1.2 million in long-term debt and $16.5 million in short-term borrowings at October 31, 2001.

On March 30, 1998, the Company had entered into a credit agreement with various financial institutions, as banks, and KeyBank National Association, as agent, which provided a revolving credit facility of up to $325 million. The Company was required to pay a facility fee each quarter equal to 0.025% to 0.050% of the total commitment amount based upon the Company's leverage ratio. The interest rate was either based on the prime rate or LIBOR rate plus a calculated margin amount (0.275% at October 31, 2000). Interest was reset on a quarterly basis. At October 31, 2000, the interest rate was 6.99%. The revolving credit loans were due on March 31, 2003; however, the amounts remaining were repaid from proceeds of the Senior Secured Credit Agreement.

Annual maturities of the Company's long-term debt are $43.1 million in 2002, $58.9 million in 2003, $74.6 million in 2004, $90.4 million in 2005, $71.0 million in 2006 and $359.5 million thereafter.

During 2001, the Company paid $44.8 million of interest ($16.6 million in 2000 and $15.4 million in 1999) related to its long-term obligations. Interest of $2.5 million in 2001, $2.5 million in 2000 and $0.4 million in 1999 was capitalized.

The Company has entered into non-cancelable operating leases for buildings, trucks and computer equipment. The future minimum lease payments for the non-cancelable operating leases are $8.8 million in 2002, $7.3 million in 2003, $5.9 million in 2004, $5.1 million in 2005, $3.8 million in 2006 and $17.8 million thereafter. Rent expense was $19.8 million in 2001, $14.0 million in 2000 and $12.5 million in 1999.

Note 7 – FINANCIAL INSTRUMENTS

The Company had interest rate swap agreements with an aggregate notional amount of $320 million and EUR 65 million at October 31, 2001 with various maturities through 2008. Under these agreements, the Company receives interest quarterly from the counterparties equal to the LIBOR rate and pays interest at a weighted average rate of 5.56% over the life of the contracts. At October 31, 2001, a liability for the interest rate swap contracts, which represented their fair values at that time, in the amount of $21.0 million ($13.1 million net of tax) was recorded with an offsetting amount in accumulated other comprehensive income (loss). At October 31, 2000, the Company had interest rate swap agreements with an aggregate notional amount of $130 million. Under the agreements, the Company received interest quarterly from the counterparty equal to the LIBOR rate and paid interest quarterly to the counterparty at a weighted average rate of 6.01%.

At October 31, 2001, the Company had outstanding foreign currency forward contracts in the notional amount of $33.4 million. The fair value of these contracts at October 31, 2001 resulted in a gain of $0.3 million. The purpose of these contracts is to hedge short-term intercompany loan balances with its foreign businesses.

While the Company may be exposed to credit losses in the event of nonperformance by the counterparties to its derivative financial instrument contracts, its counterparties are established banks and financial institutions with high credit ratings. The Company has no reason to believe that such counterparties will not be able to fully satisfy their obligations under these contracts.

The fair values of all derivative financial instruments are estimated based on current settlement prices of comparable contracts obtained from dealer quotes. The values represent the estimated amounts the Company would pay or receive to terminate the agreements at the reporting date.

Note 8 – CAPITAL STOCK

Class A Common Stock is entitled to cumulative dividends of one cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to a half cent a share per year. Further distribution in any year must be made in proportion of one cent a share for Class A Common Stock to one and a half cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the shareholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four quarterly cumulative dividends upon the Class A Common Stock are in arrears. There is no cumulative voting.

The following table summarizes the Company's capital stock, without par value (Class A and Class B common shares) and treasury shares at the specified dates:

	Authorized Shares	Issued Shares	Outstanding Shares	Treasury Shares
October 31, 2001:				
Class A Common Stock	32,000,000	21,140,960	10,516,196	10,624,764
Class B Common Stock	17,280,000	17,280,000	11,822,859	5,457,141
October 31, 2000:				
Class A Common Stock	32,000,000	21,140,960	10,523,196	10,617,764
Class B Common Stock	17,280,000	17,280,000	11,847,359	5,432,641

Note 9 – STOCK OPTIONS

In the current year, the Company adopted the 2001 Management Equity Incentive and Compensation Plan (the "2001 Plan"). The provisions of the 2001 Plan allow the awarding of incentive and nonqualified stock options and restricted and performance shares of Class A Common Stock to key employees. The maximum number of shares that may be issued each year is determined by a formula that takes into consideration the total number of shares outstanding and is also subject to certain limits. In addition, the maximum number of incentive stock options that will be issued under the 2001 Plan during its term is 2,500,000 shares.

Prior to 2001, the Company had adopted a Nonstatutory Stock Option Plan (the "2000 Plan") that provides the discretionary granting of nonstatutory options to key employees, and an Incentive Stock Option Plan (the "Option Plan") that provides the discretionary granting of incentive stock options to key employees and nonstatutory options for non-employees. The aggregate number of the Company's Class A Common Stock options that may be granted under the 2000 Plan and Option Plan may not exceed 200,000 shares and 1,000,000 shares, respectively.

Under the terms of the 2001 Plan, the 2000 Plan and the Option Plan, stock options are granted at exercise prices equal to the market value of the common stock on the date options are granted and become exercisable two years after date of grant. Options expire 10 years after date of grant.

The Directors' Stock Option Plan (the "Directors' Plan") provides the granting of stock options to directors who are not employees of the Company. The aggregate number of the Company's Class A Common Stock options that may be granted may not exceed 100,000 shares. Under the terms of the Directors' Plan, options are granted at exercise prices equal to the market value of the common stock on the date options are granted and become exercisable immediately. Options expire 10 years after date of grant.

In 2001, 444,800 stock options were granted under the 2001 Plan with option prices of $30.59 per share. Under the Directors' Plan, 10,000 options were granted to outside directors with option prices of $27.38 per share.

In 2000, 142,000 stock options and 163,730 stock options were granted under the Option Plan and 2000 Plan, respectively, at option prices ranging from $29.00 to $29.88 per share. Under the Directors' Plan, 10,000 options were granted to outside directors with option prices of $29.88 per share.

In 1999, 225,452 stock options were granted under the Option Plan with option prices of $24.25 per share. Under the Directors' Plan, 10,000 options were granted to outside directors with option prices of $26.81 per share.

The Company applies APBO No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. If compensation cost would have been determined based on the fair values at the date of grant under SFAS No. 123, "Accounting for Stock-Based Compensation," pro forma net income and earnings per share would have been as follows (U.S. dollars in thousands, except per share amounts):

For the years ended October 31,	2001	2000	1999
Net income	$86,566	$73,990	$49,787
Basic earnings per share:			
Class A Common Stock	$ 3.06	$ 2.62	$ 1.73
Class B Common Stock	$ 4.59	$ 3.91	$ 2.58
Diluted earnings per share:			
Class A Common Stock	$ 3.06	$ 2.61	$ 1.73
Class B Common Stock	$ 4.59	$ 3.91	$ 2.58

The fair value for each option is estimated on the date of grant using the Black-Scholes option pricing model, as allowed under SFAS No. 123, with the following assumptions:

	2001	2000	1999
Dividend yield	1.70%	1.70%	1.90%
Volatility rate	27.20%	27.50%	25.10%
Risk-free interest rate	4.84%	6.05%	6.15%
Expected option life	6 years	6 years	6 years

The fair value of shares granted in 2001, 2000 and 1999 were $9.12, $9.49 and $7.33, respectively, as of grant date.

Stock option activity was as follows for the years ended October 31 (Shares in thousands):

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Beginning balance	1,154	$28.48	861	$28.23	659	$29.56
Granted	455	$30.52	316	$29.22	236	$24.36
Forfeited	100	$28.53	16	$29.76	22	$29.29
Exercised	3	$22.94	7	$27.12	12	$24.26
Ending balance	1,506	$29.11	1,154	$28.48	861	$28.23

As of October 31, 2001, the outstanding stock options had exercise prices ranging from $22.94 to $36.53 and a remaining weighted average contractual life of eight years.

There are 789,000 options that were exercisable at October 31, 2001 (628,000 options at October 31, 2000 and 432,000 options at October 31, 1999).

Note 10 – INCOME TAXES

The provision for income taxes consists of the following (U.S. dollars in thousands):

For the years ended October 31,	2001	2000	1999
Current:			
Federal	$12,624	$21,420	$ 7,959
State and local	550	848	660
Foreign	6,213	2,211	2,306
	19,387	24,479	10,925
Deferred	29,127	13,548	15,815
	$48,514	$38,027	$26,740

Foreign income before income taxes amounted to $13.6 million in 2001 ($5.8 million in 2000 and $5.2 million in 1999).

The following is a reconciliation of the provision for income taxes based on the federal statutory rate to the Company's effective income tax rate:

For the years ended October 31,	2001	2000	1999
U.S. federal tax rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	1.6%	1.7%	3.6%
Other non-deductible expenses and foreign tax rates	1.3%	1.2%	1.1%
	37.9%	37.9%	39.7%

Significant components of the Company's deferred tax assets and liabilities are as follows at October 31 (U.S. dollars in thousands):

	2001	2000
Vacation accrual	$ 1,320	$ 1,171
Bad debt reserves	1,610	871
Restructuring reserves	5,439	—
Other	1,328	174
Current deferred tax asset	$ 9,697	$ 2,216
Net operating loss carryforwards	$ 34,019	$ —
Interest rate swaps	7,977	—
Minimum pension liability	1,682	—
Deferred compensation	1,840	1,823
Accrued environmental reserve	2,556	532
Other	878	2,212
	48,952	4,567
Valuation allowance for long-term deferred tax assets	(31,780)	—
Long-term deferred tax asset	$ 17,172	$ 4,567
Properties, plants and equipment	$ 77,932	$45,951
Equity investments	8,843	7,968
Goodwill and other intangible assets	4,053	2,926
Timberland transactions	35,530	5,053
Pension	1,771	—
Other	13,389	1,564
Long-term deferred tax liability	$141,518	$63,462

At October 31, 2001, the Company has foreign net operating loss carryforwards of approximately $95 million for foreign income tax purposes expiring over various future periods.

At October 31, 2001, 2000 and 1999, the Company has provided deferred income taxes on all of its undistributed foreign earnings.

During 2001, the Company paid $20.2 million in income taxes ($28.9 million in 2000 and $14.7 million in 1999).

Note 11 – RETIREMENT PLANS

In 2001, the Company assumed certain non-contributory defined benefit pension plans in the United States, Australia, Germany, Netherlands, South Africa and United Kingdom as a result of the Van Leer Industrial Packaging acquisition (see Note 2). In addition, the Company already had non-contributory defined benefit pension plans in the United States. The salaried plans' benefits are based primarily on years of service and earnings. The hourly plans' benefits are based primarily upon years of service. The Company contributes an amount that is not less than the minimum funding nor more than the maximum tax-deductible amount to these plans. The plans' assets consist of large cap, small cap and international equity securities, fixed income investments and the allowable number of shares of the Company's common stock as follows:

	2001	2000
Class A Common Stock	123,752	123,752
Class B Common Stock	80,355	80,355

The components of net periodic pension cost include the following (U.S. dollars in thousands):

For the years ended October 31,	2001	2000	1999
Service cost	$ 7,432	$ 4,193	$ 4,760
Interest cost	13,982	5,561	5,279
Expected return on plan assets	(17,886)	(6,761)	(6,238)
Amortization of prior service cost	1,004	700	662
Amortization of initial net asset	(842)	(562)	(562)
Recognized net actuarial (gain) loss	(270)	(198)	66
	$ 3,420	$ 2,933	$ 3,967

The weighted average assumptions used in the actuarial valuations are as follows:

	2001	2000	1999
Discount rate	6.75%	7.50%	7.50%
Expected return on plan assets	8.00%	9.00%	8.25%
Rate of compensation increase	4.25%	4.25%	4.25%

The following table sets forth the plans' change in benefit obligation, change in plan assets and amounts recognized in the Consolidated Financial Statements (U.S. dollars in thousands):

	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 82,140	$75,097
Benefit obligation of acquired businesses	202,122	—
Service cost	7,432	4,193
Interest cost	13,982	5,561
Plan participant contributions	626	—
Amendments	—	325
Actuarial (gain) loss	(5,454)	919
Foreign currency effects	(1,570)	—
Benefits paid	(9,861)	(3,955)
Plan curtailment gain	(45)	—
Benefit obligation at end of year	$289,372	$82,140
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 84,802	$79,613
Fair value of plan assets of acquired businesses	204,049	—
Actual return on plan assets	(17,660)	7,713
Plan participant contributions	626	—
Foreign currency effects	(2,169)	—
Employer contributions	8,082	1,431
Settlements	(45)	—
Benefits paid	(9,528)	(3,955)
Fair value of plan assets at end of year	$268,157	$84,802
Funded status	$(21,215)	$ 2,698
Unrecognized net actuarial loss (gain)	26,677	(3,745)
Unrecognized prior service cost	8,507	8,784
Unrecognized initial net asset	(4,935)	(5,777)
Net amount recognized	$ 9,034	$ 1,960
Amounts recognized in the statement of financial position consist of:		
Prepaid benefit cost	$ 26,721	$ 3,662
Accrued benefit liability	(30,605)	(1,702)
Intangible asset	8,481	—
Accumulated other comprehensive income	4,437	—
Net amount recognized	$ 9,034	$ 1,960

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $125.6 million, $112.1 million and $85.5 million, respectively, as of October 31, 2001.

In addition to the benefits provided under the defined benefit pension plans, the Company has adopted a supplemental retirement plan for certain executive employees. Pension expense of $0.3 million and $0.4 million was recorded in 2001 and 2000, respectively.

The Company has several voluntary 401(k) savings plans that cover eligible employees. For certain plans, the Company matches a percentage of each employee's contribution up to a maximum percentage of base salary. Company contributions to the 401(k) plans were $0.9 million in 2001, $0.9 million in 2000 and $0.5 million in 1999.

Note 12 – POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

In 2001, the Company assumed certain postretirement health and life insurance benefit plans in the United States and South Africa as a result of the Van Leer Industrial Packaging acquisition (see Note 2).

In conjunction with the acquisition of the industrial containers business from Sonoco in 1998, the Company assumed an obligation to reimburse Sonoco for its actual costs incurred in providing postretirement health care benefits to certain employees. Contributions by the Company are limited to an aggregate annual payment of $1.4 million for eligible employees at the date of purchase. Further, the Company is responsible for the cost of certain union hourly employees who were not eligible at the date of closing. The Company intends to fund these benefits from its operations.

The components of net periodic cost for the postretirement benefits include the following (U.S. dollars in thousands):

For the years ended October 31,	2001	2000	1999
Service cost	$ 240	$ —	$ —
Interest cost	3,033	1,453	1,840
	$3,273	$1,453	$1,840

The following table sets forth the plans' change in benefit obligation, change in plan assets and amounts recognized in the Consolidated Financial Statements (U.S. dollars in thousands):

	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 19,573	$ 21,154
Benefit obligation of acquired businesses	31,648	—
Service cost	240	—
Interest cost	3,033	1,453
Plan participant contributions	40	—
Actuarial loss (gain)	754	(522)
Foreign currency effects	(1,576)	—
Benefits paid	(1,393)	(2,512)
Benefit obligation at end of year	$ 52,319	$ 19,573
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	1,393	2,512
Benefits paid	(1,393)	(2,512)
Fair value of plan assets at end of year	$ —	$ —
Funded status	$(52,319)	$(19,573)
Unrecognized net actuarial loss (gain)	2,291	(522)
Net amount recognized	$(50,028)	$(20,095)

The measurements assume a discount rate of 7.00% in the United States and 11.50% in South Africa. The health care cost trend rates on gross eligible charges are as follows:

	Medical
Current trend rate	9.00%
Ultimate trend rate	5.00%

A one-percentage point change in assumed health care cost trend rates would have the following effects (U.S. dollars in thousands):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 189	$ (150)
Effect on postretirement benefit obligation	$2,747	$(2,232)

Note 13 – CONTINGENT LIABILITIES

Various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company, including those pertaining to environmental, product liability, safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies.

At October 31, 2001 and 2000, the Company had recorded liabilities of $7.1 million and $1.5 million, respectively, for estimated environmental remediation costs based upon an evaluation of currently available facts with respect to each individual site, including the results of environmental studies and testing, and considering existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Actual costs to be incurred in future periods at identified sites may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. Future information and developments will require the Company to continually reassess the expected impact of these environmental matters.

Based upon the facts currently available, management believes that the disposition of matters that are pending or asserted will not have a material adverse affect on the consolidated financial position of the Company.

Note 14 – BUSINESS SEGMENT INFORMATION

The Company operates in three business segments: Industrial Shipping Containers; Containerboard & Corrugated Products; and Timber.

Operations in the Industrial Shipping Containers segment involve the production and sale of shipping containers. These products are manufactured and sold in over 40 countries throughout the world.

Operations in the Containerboard & Corrugated Products segment involve the production and sale of containerboard, both virgin and recycled, and related corrugated sheets, corrugated containers and multiwall bags. The products are manufactured and sold in North America.

Operations in the Timber segment involve the management and sale of timber on approximately 275,000 acres of timberland in the states of Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi and Virginia.

The Company's reportable segments are strategic business units that offer different products. The Company evaluates performance and allocates resources based on earnings before interest, income taxes, depreciation, depletion and amortization ("EBITDA"). The accounting policies of the reportable segments are the same as those described in the "Description of Business and Summary of Significant Accounting Policies" note except that the Company accounts for inventory on a first-in, first-out basis at the segment level compared to a last-in, first-out basis at the consolidated level in the United States.

Corporate and other includes the costs associated with the Company's corporate headquarters, the Company's long-term debt (see Note 6) and other non-segment items.

The following segment information is presented for the three years ended October 31, 2001, except as to asset information that is as of October 31, 2001, 2000 and 1999 (U.S. dollars in thousands):

	2001	2000	1999
Net sales:			
Industrial Shipping Containers	$1,038,948	$490,909	$477,370
Containerboard & Corrugated Products	379,302	428,369	351,936
Timber	37,750	44,678	24,132
Total	$1,456,000	$963,956	$853,438
EBITDA:			
Industrial Shipping Containers	$ 101,810	$ 59,583	$ 60,244
Containerboard & Corrugated Products	87,698	85,826	54,197
Timber	111,738	46,926	25,389
Total segment	301,246	192,335	139,830
Restructuring costs	(11,534)	—	—
Corporate and other	(34,822)	(34,817)	(17,129)
Total EBITDA	254,890	157,518	122,701
Depreciation, depletion and amortization	(81,507)	(45,222)	(42,360)
Interest expense, net	(45,149)	(11,842)	(12,983)
Foreign currency effects	(228)	—	—
Income before income taxes, minority interest in income of consolidated subsidiaries and equity in earnings of affiliates	$ 128,006	$100,454	$ 67,358

	2001	2000	1999
Total assets:			
Industrial Shipping Containers	$1,152,150	$397,741	$415,034
Containerboard & Corrugated Products	345,155	350,791	354,271
Timber	104,105	29,472	16,712
Total segment	1,601,410	778,004	786,017
Corporate and other	174,986	161,327	124,969
Total	$1,776,396	$939,331	$910,986
Depreciation, depletion and amortization expense:			
Industrial Shipping Containers	$ 48,849	$ 20,394	$ 20,660
Containerboard & Corrugated Products	21,766	20,457	19,335
Timber	4,897	771	277
Total segment	75,512	41,622	40,272
Corporate and other	5,995	3,600	2,088
Total	$ 81,507	$ 45,222	$ 42,360
Additions to long-lived assets:			
Industrial Shipping Containers	$ 17,621	$ 21,442	$ 12,248
Containerboard & Corrugated Products	14,152	33,464	27,608
Timber	91,228	10,222	1,285
Total segment	123,001	65,128	41,141
Corporate and other	9,216	13,705	8,112
Total	$ 132,217	$ 78,833	$ 49,253

The following table presents net sales to external customers by geographic region (U.S. dollars in thousands):

For the years ended October 31,	2001	2000	1999
North America	$1,009,789	$963,956	$853,438
Europe	289,527	—	—
Other	156,684	—	—
	$1,456,000	$963,956	$853,438

The following table presents total assets by geographic region (U.S. dollars in thousands):

As of October 31,	2001	2000	1999
North America	$1,263,260	$939,331	$910,986
Europe	327,077	—	—
Other	186,059	—	—
	$1,776,396	$939,331	$910,986

Note 15 – QUARTERLY FINANCIAL DATA (UNAUDITED)

The quarterly results of operations for 2001 and 2000 are shown below (U.S. dollars in thousands, except per share amounts):

Quarter ended,	Jan. 31, 2001	Apr. 30, 2001	July 31, 2001	Oct. 31, 2001
Net sales	$218,854	$356,628	$435,765	$444,753
Gross profit	$ 50,372	$ 66,971	$ 91,241	$ 94,800
Net income	$ 38,575	$ 22,958	$ 12,913	$ 14,328
Earnings per share:				
Basic:				
Class A Common Stock	$ 1.37	$ 0.81	$ 0.46	$ 0.51
Class B Common Stock	$ 2.04	$ 1.22	$ 0.68	$ 0.76
Diluted:				
Class A Common Stock	$ 1.36	$ 0.81	$ 0.46	$ 0.51
Class B Common Stock	$ 2.04	$ 1.22	$ 0.68	$ 0.76
Earnings per share were calculated using the following number of shares:				
Basic:				
Class A Common Stock	10,523,196	10,523,196	10,523,788	10,523,723
Class B Common Stock	11,846,778	11,842,859	11,842,859	11,838,128
Diluted:				
Class A Common Stock	10,552,723	10,547,231	10,563,081	10,545,847
Class B Common Stock	11,846,778	11,842,859	11,842,859	11,838,128
Market price (Class A Common Stock):				
High	$ 32.31	$ 31.75	$ 34.49	$ 33.00
Low	$ 23.00	$ 25.56	$ 27.35	$ 21.80
Close	$ 25.69	$ 28.92	$ 32.50	$ 24.80
Market price (Class B Common Stock):				
High	$ 30.00	$ 29.75	$ 30.74	$ 32.01
Low	$ 23.63	$ 25.00	$ 26.50	$ 24.00
Close	$ 25.50	$ 26.79	$ 30.74	$ 25.00

Quarter ended,	Jan. 31, 2000	Apr. 30, 2000	July 31, 2000	Oct. 31, 2000
Net sales	$238,613	$233,837	$243,856	$247,650
Gross profit	$ 59,756	$ 48,255	$ 57,130	$ 61,329
Net income	$ 23,017	$ 13,961	$ 18,829	$ 19,987
Earnings per share:				
Basic:				
Class A Common Stock	$ 0.81	$ 0.49	$ 0.67	$ 0.71
Class B Common Stock	$ 1.21	$ 0.74	$ 1.00	$ 1.06
Diluted:				
Class A Common Stock	$ 0.81	$ 0.49	$ 0.66	$ 0.70
Class B Common Stock	$ 1.21	$ 0.74	$ 1.00	$ 1.06
Earnings per share were calculated using the following number of shares:				
Basic:				
Class A Common Stock	10,624,749	10,560,600	10,523,196	10,523,196
Class B Common Stock	11,868,046	11,847,644	11,847,359	11,847,359
Diluted:				
Class A Common Stock	10,655,985	10,609,258	10,558,690	10,569,713
Class B Common Stock	11,868,046	11,847,644	11,847,359	11,847,359
Market price (Class A Common Stock):				
High	$ 30.56	$ 33.00	$ 33.00	$ 33.50
Low	$ 25.75	$ 27.50	$ 25.00	$ 25.00
Close	$ 27.94	$ 33.00	$ 25.38	$ 32.00
Market price (Class B Common Stock):				
High	$ 33.00	$ 32.25	$ 32.75	$ 31.75
Low	$ 28.13	$ 27.88	$ 26.13	$ 27.13
Close	$ 28.38	$ 31.38	$ 26.13	$ 30.00

In 2001, the Company reclassified shipping and handling costs from net sales to cost of products sold in accordance with EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs." As a result, net sales, as reported above, differ from the amounts previously disclosed in the Company's Quarterly Reports on Form 10-Q.

The Class A and Class B Common Stock are traded on the NASDAQ Stock Market.

As of December 12, 2001, there were 565 shareholders of record of the Class A Common Stock and 156 shareholders of record of the Class B Common Stock.

REPORT OF MANAGEMENT'S RESPONSIBILITIES

To the Shareholders of Greif Bros. Corporation

The Company's management is responsible for the financial and operating information included in this Annual Report to Shareholders, including the Consolidated Financial Statements of Greif Bros. Corporation and its subsidiaries. These statements were prepared in accordance with accounting principles generally accepted in the United States and, as such, include certain estimates and judgments made by management.

The system of internal accounting control, which is designed to provide reasonable assurance as to the integrity and reliability of financial reporting, is established and maintained by the Company's management. The internal auditors of the Company continually review this system. In addition, Ernst & Young LLP, an independent accounting firm, audits the financial statements of Greif Bros. Corporation and its subsidiaries and considers the internal control structure of the Company in planning and performing its audit. The Audit Committee of the Board of Directors meets periodically with the internal auditors and independent accountants to discuss the internal control structure and the results of their audits.

Michael J. Gasser
Chairman and Chief Executive Officer

Joseph W. Reed
Chief Financial Officer and Secretary

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and the Board of Directors of Greif Bros. Corporation

We have audited the consolidated balance sheets of Greif Bros. Corporation and subsidiaries as of October 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Greif Bros. Corporation and subsidiaries at October 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Columbus, Ohio
December 12, 2001

FINANCIAL DATA

Presented below are certain comparative data illustrative of the following discussion of the Company's results of operations, financial condition and changes in financial condition (U.S. dollars in thousands):

	2001	2000	1999
Net sales:			
Industrial Shipping Containers	$1,038,948	$490,909	$477,370
Containerboard & Corrugated Products	379,302	428,369	351,936
Timber	37,750	44,678	24,132
Total	$1,456,000	$963,956	$853,438
EBITDA:			
Industrial Shipping Containers	$ 101,810	$ 59,583	$ 60,244
Containerboard & Corrugated Products	87,698	85,826	54,197
Timber	111,738	46,926	25,389
Total segment	301,246	192,335	139,830
Restructuring charge	(11,534)	—	—
Corporate and other	(34,822)	(34,817)	(17,129)
Total EBITDA	254,890	157,518	122,701
Depreciation, depletion and amortization	(81,507)	(45,222)	(42,360)
Interest expense, net	(45,149)	(11,842)	(12,983)
Foreign currency effects	(228)	—	—
Income before income taxes, minority interest in income of consolidated subsidiaries and equity in earnings of affiliates	128,006	100,454	67,358
Income taxes	(48,514)	(38,027)	(26,740)
Minority interest in income of consolidated subsidiaries	(594)	—	—
Equity in earnings of affiliates	9,876	13,367	10,755
Net income	$ 88,774	$ 75,794	$ 51,373
Current ratio	1.7:1	3.3:1	3.0:1
Cash flows from operations	$ 98,865	$117,229	$ 71,766
Capital expenditures	$ 132,217	$ 78,833	$ 49,253
Acquisitions of businesses	$ 312,892	$ —	$ 74,233

RESULTS OF OPERATIONS

Overview

The Company had record net sales and earnings in 2001. The previous records were achieved in the prior year. On March 2, 2001, the Company acquired Van Leer Industrial Packaging (see Note 2 to the Consolidated Financial Statements). As such, the Consolidated Financial Statements include eight months of results for the year ended October 31, 2001 related to the Van Leer Industrial Packaging operations.

The Company operates in three business segments: Industrial Shipping Containers; Containerboard & Corrugated Products; and Timber.

Net sales increased 51.0% to $1,456.0 million, including $446.2 million from outside North America, in 2001 from $964.0 million in 2000. The increase in net sales for the North American region was due to the Industrial Shipping Containers segment ($101.8 million), which was partially offset by lower net sales in the Containerboard & Corrugated Products segment ($49.1 million) and the Timber segment ($6.9 million). The higher net sales in the North American operations of the Industrial Shipping Containers segment was primarily due to the inclusion of additional sales volume from the Van Leer Industrial Packaging acquisition. The weaker economic conditions in the United States that prevailed throughout 2001 compared to 2000 caused lower sales volumes and increased competitive pricing in both the Industrial Shipping Containers and Containerboard & Corrugated Products segments. Net sales and cost of products sold have been restated, in accordance with EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs," for the reclassification of certain shipping and handling costs from a reduction in net sales to cost of products sold for all years presented.

Earnings before interest, income taxes, depreciation, depletion and amortization ("EBITDA") rose to $266.4 million, before the $11.5 million second quarter restructuring charge, this year compared to $157.5 million last year. The $108.9 million increase is attributable to higher gains on the sale of timberland ($70.4 million) and the inclusion of Van Leer Industrial Packaging. The factors that caused a reduction in EBITDA included weaker economic conditions in the United States for both the Industrial Shipping Containers and Containerboard & Corrugated Products segments. In addition, the lower timber sales partially offset the improvement in EBITDA.

Historically, revenues or earnings may or may not be indicative of future operations because of various economic factors. As explained below, the Company is subject to the general economic conditions of its customers and the industries in which it operates.

The Company's Industrial Shipping Containers segment, where products manufactured by the Company are purchased by other manufacturers and suppliers, is substantially subject to the general economic conditions of its customers and the industries and countries in which it operates. Similarly, the Company's Containerboard & Corrugated Products segment is subject to general economic conditions and the effect of the operating rates of the containerboard industry, including pricing pressures from its competitors.

Segment Review

Industrial Shipping Containers

2001 versus 2000:

The Industrial Shipping Containers segment had an increase in net sales of $548.0 million, or 111.6%, primarily due to the inclusion of $446.2 million of net sales outside of North America resulting from the acquisition of Van Leer Industrial Packaging. Net sales in North America increased $101.8 million due to additional sales volume from Van Leer Industrial Packaging during the eight months ended October 31, 2001. A decrease in customer demand caused by weakness in the U.S. economy, particularly in the chemical industry, partially offset this increase in net sales.

In addition, net sales to the agricultural sector were lower in the first quarter of 2001 compared to 2000, which benefited from a late harvest of certain crops during 1999 that extended into the first quarter of 2000.

The EBITDA for Industrial Shipping Containers improved to $101.8 million, before the $11.5 million second quarter restructuring charge, for 2001 from $59.6 million for 2000. The primary reason for this increase relates to $48.8 million in EBITDA from outside North America.

2000 versus 1999:

The Industrial Shipping Containers segment had an increase in net sales of $13.5 million, or 2.8%, in 2000 compared to 1999 due to an improvement in general market conditions, especially in the chemical industry, improved pricing to offset higher raw material prices and regaining some of the lost sales volume resulting from the 1998 and 1999 plant closings and consolidation efforts. In addition, there was an increase in activities related to container leasing and reconditioning.

EBITDA for this segment remained at $60.0 million for both 2000 and 1999.

Containerboard & Corrugated Products

2001 versus 2000:

The Containerboard & Corrugated Products segment had a decrease in net sales of $49.1 million, or 11.5%, as compared to the same period last year. This reduction in net sales was caused by lower customer demand for corrugated containers and containerboard due to continued weakness in the U.S. economy. Lower average sales prices for linerboard and medium also affected net sales during 2001 as compared to 2000.

The EBITDA for this segment increased to $87.7 million for 2001 versus $85.8 million in 2000. Lower raw material prices, especially for old corrugated containers, a higher containerboard integration percentage and improved operating efficiencies more than offset the decline caused by lower net sales for this segment.

2000 versus 1999:

The Containerboard & Corrugated Products segment had an increase in net sales of $76.4 million, or 21.7%, in 2000 compared to 1999 primarily due to a 32.5% increase in the average sales price of containerboard. In addition, there were $16.0 million of additional net sales from Great Lakes and Trend Pak, which were acquired in 1999.

In 2000, the EBITDA for Containerboard & Corrugated Products increased to $85.8 million from $54.2 million in 1999. This improvement resulted from improved gross margins resulting from the higher sales prices of this segment's products without a corresponding increase in its costs.

Timber

2001 versus 2000:

Net sales of the Timber segment decreased $6.9 million from $44.7 million during 2000 to $37.8 million during 2001. While timber sales are subject to fluctuations, the Company seeks to maintain a consistent cutting schedule, within the limits of market and weather conditions.

The sales of timber are recorded as net sales, while timberland sales are included in gain on sale of timberland. The gain on sale of timberland was $79.7 million for 2001 as compared to $9.3 million last year (see "Timberland Transactions" below).

The EBITDA comparison for 2001 versus 2000 was primarily affected by the significant gains on the sale of timberland partially offset by lower timber sales.

2000 versus 1999:

The Timber segment had an increase in net sales of $20.5 million, or 85.1%, in 2000 compared to 1999 primarily due to a full year of net sales resulting from the timber marketing agreement with Bennett & Peters, Inc., forestry consultants and appraisers, initiated in May 1999. The timber marketing strategy is focused on active harvesting and regeneration of the Company's timber properties in the United States to achieve sustainable long-term yields on the Company's timberland.

The increase in this segment's EBITDA for 2000 as compared to 1999 was due to the significant improvement in net sales as well as $4.7 million of additional gains on the sale of timberland.

Gain on Sale of Timberland

Gain on sale of timberland increased $70.4 million in 2001 as compared to 2000 primarily due to the timber property sales described in the "Timberland Transactions" section below.

The gain on sale of timberland increased $4.7 million in 2000 versus 1999.

Other Income, Net

Net other income increased to $6.4 million during 2001 from $4.9 million last year. The change in other income is primarily due to gains on the sale of facilities.

Net other income decreased $5.6 million in 2000 as compared to 1999 primarily due to $7.5 million less gains on the disposal of properties, plants and equipment.

Cost of Products Sold

The cost of products sold, as a percentage of net sales, increased from 76.5% in 2000 to 79.2% in 2001. The increase was primarily due to the inclusion of Van Leer Industrial Packaging, which has contributed to a higher cost of products sold, as a percentage of net sales, due to lower gross margins than the Company's other products. In addition, Timber segment sales, which have a much lower cost associated with them, were below those in 2000. This increase was partially offset by lower raw material costs, which more than offset the lower sales volume, in the Containerboard & Corrugated Products segment.

Cost of products sold was $737.5 million, or 76.5% of net sales, in 2000 compared with $675.1 million, or 79.1% of net sales, in 1999. The improvement was primarily due to the higher Timber segment net sales in the current year. The timber sales of the Company have a low cost associated with them. In addition, the cost of products sold, as a percentage of net sales, for the Containerboard & Corrugated Products segment decreased as a result of the higher sales prices of its products without a corresponding increase in the cost of products sold. The cost of products sold, as a percentage of net sales, decreased slightly for the Industrial Shipping Containers segment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") increased to $204.7 million (14.1% of net sales) in 2001 as compared to $128.3 million (13.3% of net sales) in 2000. The $76.4 million increase was primarily due to additional SG&A related to Van Leer Industrial Packaging, which was acquired on March 2, 2001. In addition, there was $5.3 million of amortization expense recorded on the goodwill and other intangible assets from the acquisition of Van Leer Industrial Packaging during the eight months ended October 31, 2001.

Despite increasing to $128.3 million in 2000 from $113.0 million in 1999, SG&A had only increased slightly to 13.3% of net sales in 2000 from 13.2% of net sales in 1999. The increased expenditures primarily represented higher costs to support infrastructure improvements for current and future growth initiatives at that time. In addition, $3.2 million of additional commission expense resulted from the sale of timber and timberland in 2000. The increase was partially offset by a $2.9 million reduction in Year 2000 remediation expenses.

Restructuring Costs

During the second quarter of 2001, the Company recognized a restructuring charge of $11.5 million resulting from a plan to consolidate six of the Company's existing Industrial Shipping Container operations and eliminate redundant administrative functions in North America (see Note 5 to the Consolidated Financial Statements). In connection with the acquisition and consolidation plan, an additional five facilities in North America, South America, United Kingdom and Asia Pacific, which were purchased as part of the Van Leer Industrial Packaging acquisition, are being closed. Certain redundant administrative positions will also be eliminated as part of this plan. Accordingly, the Company recorded a $19.7 million restructuring liability related to these locations. The Company has incurred additional costs of $5.9 million in 2001 and will continue to incur additional costs in 2002 related to the relocation of machinery and equipment, employees and other reorganization costs, which have been and will be charged to the results of operations. The Company's management believes that, upon completion of the consolidation plan in 2002, positive contributions to earnings on an annualized basis from these actions will be approximately $27.5 million.

Interest Expense, Net

Net interest expense during 2001 increased to $45.1 million from $11.8 million last year. The increase was primarily due to higher average debt outstanding this year as a result of the Van Leer Industrial Packaging acquisition, which was acquired on March 2, 2001, compared to last year.

The $1.1 million decrease in net interest expense for 2000 versus 1999 was primarily due to $2.5 million of capitalized interest in 2000 compared to $0.4 million in 1999. The increase in capitalized interest related to several large capital projects, including the management information system, a new steel drum line in LaPorte, Texas and a new corrugated container plant in Louisville, Kentucky. The decrease was partially offset by higher interest rates that prevailed throughout 2000 compared to 1999.

Income Taxes

The effective tax rate remained at 37.9% for 2001 and 2000.

During 2000, the effective tax rate dropped to 37.9% as compared to 39.7% in 1999. The reduction, which was due to lower state and local taxes, had a positive effect on net income in 2000.

Minority Interest in Income of Consolidated Subsidiaries

As part of the Van Leer Industrial Packaging acquisition, the Company assumed minority holdings in 10 companies. These companies have been included in the consolidated results, and the minority interest in their respective net income has been eliminated.

Equity in Earnings of Affiliates

Equity in earnings of affiliates was $9.9 million for 2001 versus $13.4 million in 2000. This income represents the Company's equity interest in CorrChoice's net income and, to a lesser extent, the Company's share of Abzac-Greif, Socer-Embalagens, Lda. and Balmer Lawrie-Van Leer's net income (see Note 3 to the Consolidated Financial Statements).

Equity in earnings of affiliates increased $2.6 million, or 24.3%, in 2000 compared to 1999.

Net Income and Earnings Per Share

Based on the foregoing, net income increased $13.0 million, or 17.1%, to $88.8 million in 2001 from $75.8 million in 2000. Diluted earnings per share were $3.14 and $4.70 for the Class A and Class B Common Stock, respectively, in 2001 compared with $2.67 and $4.01 for the Class A and Class B Common Stock, respectively, in 2000.

Net income increased to $75.8 million in 2000 versus $51.4 million in 1999 due to the reasons previously stated. Diluted earnings per share of the Class A and Class B Common Stock were $2.67 and $4.01, respectively, in 2000 and $1.78 and $2.67, respectively, in 1999.

Timberland Transactions

In December 2000, the Company sold certain hardwood timberland for $44.4 million. As such, the Company recognized a gain of $43.0 million during the first quarter of 2001 related to this transaction. In a related agreement, the Company sold other hardwood timberland for $30.0 million in March 2001, and recognized a gain of $27.7 million during the second quarter of 2001. A total of approximately 65,000 acres of timber properties situated in Arkansas, Mississippi and Louisiana were sold as a result of these transactions.

In a separate transaction during December 2000, the Company purchased certain pine timberland for $42.8 million. In a related agreement, the Company purchased other pine timberland for $43.1 million in March 2001. A total of approximately 63,000 acres of timber properties situated in Louisiana were purchased as a result of these transactions.

For tax purposes, these sale and purchase transactions are treated as like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code, and result in a deferral of the tax gain on the sale transactions.

LIQUIDITY AND CAPITAL RESOURCES

As indicated in the Consolidated Financial Statements and in the financial data set forth above, the Company is dedicated to maintaining a strong financial position. It is management's belief that this dedication is extremely important during all economic times.

The Company's financial strength is important to continue to achieve the following goals:

a. To protect the assets of the Company and the intrinsic value of shareholders' equity in periods of adverse economic conditions.

b. To respond to any large and presently unanticipated cash demands that might result from future adverse events.

c. To be able to benefit from new developments, new products and new opportunities in order to achieve the best results for the Company's shareholders.

d. To continue to pay competitive compensation, including the ever-increasing costs of employee benefits, to Company employees who produce the results for the Company's shareholders.

e. To replace and improve plants and equipment. When plants and production machinery must be replaced, either because of condition or to obtain the cost-reducing potential of technological improvements required to remain a low-cost producer in the highly competitive environment in which the Company operates, the cost of new plants and machinery are often significantly higher than the historical cost of the items being replaced.

Management believes that the present financial strength of the Company will be sufficient to achieve these goals.

Investments in Business Expansion

During 2001, the Company invested $43 million in capital expenditures, excluding the purchase of timber properties ($89 million). During the last three years, the Company has invested $260 million in capital expenditures and timberland purchases and $387 million in acquisitions of businesses, net of cash acquired, described below. These investments are an indication of the Company's commitment to being the high-quality, low-cost producer and desirable long-term supplier to all of its customers.

On March 2, 2001, pursuant to the terms of a Share Purchase Agreement, dated October 27, 2000, as amended on January 5 and February 28, 2001, between the Company and Huhtamaki, the Company acquired all of the issued share capital of Van Leer Industrial Packaging for $555 million, less the amount of Van Leer Industrial Packaging's debt and certain other obligations ($206 million) as of the closing date (see Note 2 to the Consolidated Financial Statements). Van Leer Industrial Packaging is a worldwide provider of industrial packaging and components, including steel, fibre and plastic drums, polycarbonate water bottles, intermediate bulk containers and closure systems, with operations in over 40 countries.

In June 1999, a wholly owned Canadian subsidiary of the Company exchanged its spiral core manufacturing assets for a 49% interest in Abzac's fibre drum business (which is known as "Abzac-Greif") (see Note 2 to the Consolidated Financial Statements). Abzac-Greif has operations in Abzac, Lyon and Anvin, France, and markets and sells fibre drums in Belgium as well as France.

On April 5, 1999, the Company acquired Great Lakes and Trend Pak for approximately $21 million in cash borrowed against the Company's then existing revolving credit facility (see Note 2 to the Consolidated Financial Statements). Great Lakes manufactures corrugated containers in Toledo, Ohio. Trend Pak adds foam and other packaging materials to corrugated containers manufactured by Great Lakes.

On January 11, 1999, the Company acquired the intermediate bulk containers business from Sonoco for approximately $38 million in cash borrowed against the Company's then existing revolving credit facility (see Note 2 to the Consolidated Financial Statements). The intermediate bulk containers business includes one location in Lavonia, Georgia.

On November 1, 1998, the Company entered into a joint venture agreement to form CorrChoice (see Note 2 to the Consolidated Financial Statements). The Company was not required to commit any additional capital resources to fund this joint venture. The joint venture has been, and is expected to continue to be, self-supporting.

Balance Sheet Changes

In general, the increases in assets and liabilities were primarily due to the acquisition of Van Leer Industrial Packaging on March 2, 2001.

The increases in timber properties and land were primarily due to the purchase of 63,000 acres of pine timber and land in Louisiana for $86 million. In addition, the Van Leer Industrial Packaging acquisition contributed to the increase in land.

The increase in restructuring reserves is due to the Company's 2001 consolidation plan. This amount has been reduced due to payments of severance and other costs of closing the plants (see Note 5 to the Consolidated Financial Statements).

The increase in long-term debt was the result of borrowings under the Company's Senior Secured Credit Agreement, which was used to fund the Van Leer Industrial Packaging acquisition and to refinance amounts outstanding under the Company's then existing credit facility. This increase was partially offset by payments on long-term debt during the eight months ended October 31, 2001.

The increase in deferred tax liability was primarily due to the sale of 65,000 acres of hardwood timberland for $74 million, and the Van Leer Industrial Packaging acquisition. During the year ended October 31, 2001, gains of $80 million, which included a $71 million gain from the sale of the 65,000 acres of hardwood timberland (see "Timberland Transactions" section above), was recognized on the sale of timberland. The tax gain is being deferred pursuant to Section 1031 of the Internal Revenue Code.

Borrowing Arrangements

On March 2, 2001, the Company and Greif Spain Holdings, S.L. entered into a $900 million Senior Secured Credit Agreement with a syndicate of lenders. A portion of the proceeds from the Senior Secured Credit Agreement was used to fund the Van Leer Industrial Packaging acquisition and to refinance amounts outstanding under the Company's then existing revolving credit facility. The Senior Secured Credit Agreement provides for three term loans, a $150 million U.S. Dollar Term Loan A, a $200 million Euro Term Loan A and a $400 million U.S. Dollar Term Loan B, and a $150 million revolving multicurrency credit facility. At October 31, 2001, there was $117 million available under the $150 million revolving multicurrency credit facility. The revolving multicurrency credit facility is available for working capital and general corporate purposes.

The Term Loan A (both U.S. Dollar and Euro) and Term Loan B periodically reduce through the maturity date of February 28, 2006 and February 29, 2008, respectively. The revolving multicurrency credit facility matures on February 28, 2006. The Company is required to pay a facility fee each quarter equal to 0.375% to 0.500% of the total commitment amount based upon the Company's leverage ratio. Interest is based on either a LIBOR rate or an alternative base rate plus a calculated margin amount and resets on a periodic basis.

The Senior Secured Credit Agreement contains certain covenants, including financial covenants that require the Company to maintain a certain leverage ratio, sufficient coverage of interest expense and fixed charges, and a minimum net worth. In addition, the Company is limited with respect to the incurrence of additional debt. The repayment of this facility is secured by a first lien on substantially all of the personal property and certain of the real property of the Company. Standard & Poor's and Moody's Investors Service have assigned a "BB" rating and a "Ba3" rating, respectively, both with favorable outlook, to the loan obligations of the Company under the Senior Secured Credit Agreement.

Share Repurchase Program

In February 1999, the Board of Directors of the Company authorized a 1 million-share stock repurchase program. During 2001, the Company repurchased 34,500 shares, including 10,000 Class A common shares and 24,500 Class B common shares. As of October 31, 2001, the Company had repurchased 594,410 shares, including 415,476 Class A common shares and 178,934 Class B common shares. The total cost of the shares repurchased during 1999 through 2001 was $17 million.

Other Liquidity Matters

During 1997, the Company embarked on a program to implement a new management information system. The purpose of the new management information system is to focus on using information technology to link operations in order to become a low-cost producer and more effectively service the Company's customers. The ultimate cost of this project is dependent upon management's final determination of the locations, timing and extent of integration of the new management information system. As of October 31, 2001, the Company has spent approximately $32 million toward this project. At this time, the finance module is complete, and the manufacturing and sales modules are being implemented. As such, amortization has begun on approximately $20 million of this amount. The capitalized costs of the project are being amortized on a straight-line basis over a seven-year period.

In addition to the new management information system, as described above, the Company has approved future purchases of approximately $19 million. These purchases are primarily to replace and improve equipment.

Borrowing and self-financing have been the primary sources for past capital expenditures and acquisitions. The Company anticipates financing future capital expenditures in a like manner and believes that it will have adequate funds available for planned expenditures.

EFFECTS OF INFLATION

The effects of inflation did not have a material impact on the Company's operations during 2001, 2000 or 1999.

CRITICAL ACCOUNTING POLICIES

The most significant accounting policies of the Company include, but are not limited to, revenue recognition, income taxes, inventories, properties, plants and equipment, goodwill and other intangible assets, derivative financial instruments, foreign currency translation, and environmental cleanup costs. These policies are more fully described in Note 1 to the Consolidated Financial Statements.

Accounting principles generally accepted in the United States require management to make certain estimates and assumptions that affect the financial statements, the most significant of which are related to the allowance for doubtful accounts, expected useful lives assigned to properties, plants and equipment, goodwill and other intangible assets, restructuring reserves, postretirement benefits, income taxes, and contingencies. Other items that could have a significant impact on the financial statements include the risks and uncertainties listed in the "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" below. Actual results could differ materially using different estimates and assumptions, or if conditions are significantly different in the future.

RECENT ACCOUNTING STANDARDS

The recent accounting standards that could potentially affect the Company are described in Note 1 to the Consolidated Financial Statements.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Some of the information in this Annual Report to Shareholders contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "project" and similar expressions, among others, identify forward-looking statements. Forward-looking statements speak only as of the date the statement was made. Such forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results to differ materially from those projected. Such risks and uncertainties that might cause a difference include, but are not limited to, changes in general business and economic conditions, the relative strength of the U.S. dollar compared with other foreign currencies, capacity levels in the containerboard market, competitive pricing pressures, in particular with respect to the price of paper, litigation or claims against the Company pertaining to environmental, product liability and safety and health matters, risks associated with the Company's acquisition strategy, in particular the Company's ability to locate and acquire other businesses, the Company's ability to integrate its newly acquired operations effectively with its existing businesses, the Company's ability to achieve improved operating efficiencies and capabilities sufficient to offset consolidation expenses and the frequency and volume of sales of the Company's timber and timberland. These and other risks and uncertainties that could materially affect the financial results of the Company are further discussed in the Company's filings with the Securities and Exchange Commission, including the Company's Form 10-K for the year ended October 31, 2001.

Interest Rate Risk

The Company is subject to interest rate risk related to its financial instruments that include borrowings under its $900 million Senior Secured Credit Agreement and interest rate swap agreements with an aggregate notional amount of $320 million and EUR 65 million. The Company does not enter into financial instruments for trading or speculative purposes. The interest rate swap agreements have been entered into to manage the Company's exposure to its variable rate borrowings.

The table below provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For the Senior Secured Credit Agreement, the table presents scheduled amortizations of principal and the current weighted average interest rate by contractual maturity dates. For interest rate swaps, the table presents annual amortizations of notional amounts and weighted average interest rates by contractual maturity dates. Under the swap agreements, the Company receives interest quarterly from the counterparties and pays interest quarterly to the counterparties. The fair value of the Senior Secured Credit Agreement is based on current rates available to the Company for debt of the same remaining maturity. The fair value of the interest rate swap agreements have been determined based upon the current market settlement prices of comparable contracts.

Financial Instruments	Expected Maturity Date							
(U.S. dollars in millions)	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Senior Secured Credit Agreement:								
Scheduled amortizations	$ 43	$ 59	$ 75	$ 90	$ 71	$ 358	$ 696	$ 696
Average interest rate [a]	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	
Interest rate swaps:								
Scheduled amortizations	$ 40	$ 75	$ 28	$ 85	$ 100	$ 50	$ 378	$ (21)
Average fixed pay rate	5.43%	5.48%	5.54%	5.78%	5.99%	6.15%	5.56%	
Average receive rate [b]	3.80%	3.80%	3.80%	3.80%	3.80%	3.80%	3.80%	

(a) Variable rate specified is based on the LIBOR rate or an alternative base rate plus a calculated margin at October 31, 2001.

(b) The average receive rate is based upon the LIBOR rates the Company was scheduled to receive at October 31, 2001.

The rates presented are not intended to project the Company's expectations for the future.

Based on a sensitivity analysis performed by the counterparties at October 31, 2001, a 100 basis point increase in interest rates would improve the fair value of the swap agreements to a liability of $11 million. Conversely, a 100 basis point decrease in interest rates would result in a fair value liability of $32 million.

Foreign Currency Risk

On March 2, 2001, the Company acquired Van Leer Industrial Packaging, an industrial shipping containers manufacturer with operations in over 40 countries. Consequently, the Company's operating income is potentially affected to a significant degree by fluctuations in foreign currency exchange rates. However, given the geographic presence of the Company's operations, the Company mitigates this exposure to some degree. Additionally, the Company's transaction exposure is somewhat limited due to the Company both producing and selling a majority of its products within each respective country.

The Company has entered into foreign currency forward contracts to hedge certain short-term intercompany loan balances amongst the Company's foreign businesses. Such contracts limit the Company's exposure to both favorable and unfavorable currency fluctuations. At October 31, 2001, the Company had contracts outstanding of $33 million. The fair value of these contracts at October 31, 2001 was $0.3 million. Each of these contracts is hedging the exposure of the euro against the fluctuation of various other currencies. A sensitivity analysis to changes in the euro against these other currencies indicates that if the euro uniformly weakened by 10% against all of the hedged currency exposures, the fair value of these instruments would decrease by $6 million. Conversely, if the euro uniformly strengthened by 10% against all of the hedged currency exposures, the fair value of these instruments would increase by $3 million. Any resulting changes in fair value would be offset by changes in the underlying hedged balance sheet position. The sensitivity analysis assumes a parallel shift in foreign currency exchange rates. The assumption that exchange rates change in parallel fashion may overstate the impact of changing exchange rates on assets and liabilities denominated in a foreign currency.

Commodity Price Risk

The Company's operating income is potentially affected to a significant degree by fluctuations in the cost of its raw materials. Currently, the Company has no derivative instruments used to hedge against such fluctuations in commodity prices.

CORPORATE MANAGEMENT TEAM/EXECUTIVE OFFICERS



Michael J. Gasser
Chairman of the Board of Directors
and Chief Executive Officer



William B. Sparks, Jr.
President and
Chief Operating Officer



Charles R. Chandler
Vice Chairman and
President of Soterra LLC



John S. Lilak
Executive Vice President,
Containerboard & Corrugated
Products



Joseph W. Reed
Chief Financial Officer and
Secretary



Michael L. Roane
Senior Vice President, Human
Resources & Communications



Maureen A. Conley
Senior Vice President,
New Business Development



Francisco de Miguel
Special Counsel to the Chairman

BOARD OF DIRECTORS

Michael J. Gasser	Chairman of the Board, Chief Executive Officer, Chairman of Executive and Stock Repurchase Committees and member of Nominating Committee
Charles R. Chandler	Vice Chairman, President of Soterra LLC (subsidiary company) and member of Executive Committee
Michael H. Dempsey	Investor and member of Audit, Compensation, Executive and Stock Option Committees
Naomi C. Dempsey	Investor and Chairwoman of Nominating Committee
Daniel J. Gunsett	Partner with the law firm of Baker & Hostetler LLP, Chairman of Audit Committee and member of Compensation, Executive, Nominating, Stock Option and Stock Repurchase Committees
John C. Kane	Retired President of Cardinal Health, Inc., Investor, Chairman of Compensation Committee and member of Audit and Stock Option Committees
Robert C. Macauley	Founder of AmeriCares Foundation and Investor
David J. Olderman	Former Chairman, Chief Executive Officer and Owner of Carret and Company LLC, Investor, Chairman of Stock Option Committee and member of Audit and Compensation Committees
William B. Sparks, Jr.	President and Chief Operating Officer and member of Executive Committee



Michael J. Barilla
Vice President,
Business Information Services



John K. Dieker
Corporate Controller



Robert S. Zimmerman
Assistant Treasurer



Sharon R. Maxwell
Assistant Secretary

OPERATING LOCATIONS

Industrial Shipping Containers

Argentina
Australia
Belgium
Brazil
Canada
Chile
China
Colombia
Costa Rica
Czech Republic
Denmark
Egypt
France
Germany
Greece
Guatemala
Hungary
Italy
Jamaica
Japan
Kenya
Malaysia
Mexico
Morocco
Mozambique
Netherlands
New Zealand
Nigeria
Philippines
Poland
Portugal
Russia
Singapore
South Africa
Spain
Sweden
Turkey
United Kingdom
Uruguay
Venezuela
Zimbabwe
United States
- Alabama
- Arkansas
- California
- Colorado
- Connecticut
- Georgia
- Illinois
- Kansas
- Kentucky
- Massachusetts
- Michigan
- Minnesota
- Mississippi
- Missouri
- New Jersey
- New York
- North Carolina
- Ohio
- Pennsylvania
- Tennessee
- Texas
- West Virginia

Containerboard & Corrugated Products

United States
- California
- Georgia
- Kentucky
- Illinois
- Indiana
- Michigan
- Minnesota
- Nebraska
- Ohio
- Pennsylvania
- Texas
- Virginia
- Washington
- West Virginia

Timber

Canada
United States
- Alabama
- Arkansas
- Florida
- Georgia
- Louisiana
- Mississippi
- Virginia

Corporate Headquarters

Greif Bros. Corporation
425 Winter Road
Delaware, Ohio 43015
(740) 549-6000
www.greif.com

Stock Exchange Listing

The Company's Class A Common Stock and Class B Common Stock are traded on the NASDAQ Stock Market where the symbols are GBCOA and GBCOB, respectively.

Stock Transfer Agent

Class A Common Stock:
National City Bank
Cleveland, Ohio

Class B Common Stock:
Greif Bros. Corporation
Delaware, Ohio

Independent Accountants

Ernst & Young LLP
Columbus, Ohio

Financial Information

The Company will furnish, upon request, a copy of its 2001 Annual Report on Form 10-K (without exhibits) as filed with the Securities and Exchange Commission. Requests for information should be directed to Joseph W. Reed, Chief Financial Officer and Secretary, at the Corporate Headquarters address. Information is also on the Company's Web site (www.greif.com).

GREIF
BROS. CORPORATION

425 Winter Road
Delaware, OH 43015
www.greif.com